SANYO

82-264

Annual Report 2005

For the year ended March 31, 2005


SOLAR ARK

Profile

SANYO Electric Co., Ltd. was founded in 1947 and incorporated in 1950. The Company now manufactures and provides a broad range of electric products and services, which are grouped into four segments: Consumer, Commercial, Components and Others. Sanyo's net sales for the fiscal year ended March 31, 2005 amounted to ¥2,484.6 billion (US$23,221 million).

In Japanese, the name Sanyo means "three oceans". In regard to this name, Sanyo's founder, Toshio Iue, stated at the Company's management policy announcement meeting, held in January 1961: "The name Sanyo represents the Pacific, Atlantic and Indian oceans; in other words, the entire world." Today, Sanyo is truly international, comprising 87 manufacturing companies, 40 sales companies and 39 other companies outside Japan.

Sanyo's leading business domains are "Digital & Devices (D&D)" and "Energy & Ecology (E&E)". Our D&D business focuses on Sanyo's unique electronic devices, and digital equipment making use of such devices. By mobilizing our technological capabilities to provide people with pleasure and excitement, Sanyo will continue to support multimedia in the 21st century. Regarding our E&E business, based on Sanyo's corporate slogan "We care for people and the earth" we have implemented R&D activities to minimize environmental impact so as to provide solutions to achieve two goals: global environmental protection and the realization of pleasant lifestyles.

Thus far, Sanyo has pioneered the development of HIT solar cells featuring unique structure and high power conversion efficiency. Also, our lithium-ion batteries, with the world's top-level capacity, have gained a major share of the global market.

On the basis of these technological capabilities and Sanyo's market position, we have actively expanded our E&E business both at home and overseas, especially in Europe, where people have a high level of environmental awareness. For example, we established plants in Hungary to produce solar cell modules and air conditioners for industrial and commercial use.

Notice Related to Future Outlook

All statements in this annual report, other than past factual matters, represent outlooks for projected future results and are in accordance with Sanyo's present plans, outlook, and strategies, based on management judgments in light of currently available information. Therefore, Sanyo does not guarantee the accuracy and reliability of information it receives, and requests that you do not rely on this information alone.

There are various risks and uncertainties relating to factors that cause changes in business results. The principal factors influencing results include 1) large changes in economic conditions and capital markets, as well as changes in consumption in businesses in which Sanyo engages, 2) the effects of changes in exchange rates between the yen and the dollar, as well as the yen and other currencies, on Sanyo's international business activities, 3) various trade restrictions in the markets of individual countries, and 4) Sanyo's ability to provide new technologies, new products and new services amid rapid technological innovation in information technology (IT), market competition and price competition. However, it should be noted that factors affecting Sanyo's performance are not limited to the factors mentioned above and that there are other factors that pose latent risks and uncertainties.

In this annual report, "the Company" refers to SANYO Electric Co., Ltd., and "Sanyo" to SANYO Electric Co., Ltd., and its subsidiaries, unless otherwise specified.

Contents

Cover photo: Solar Ark

Solar Ark is housed in the SANYO Gifu plant, symbolizing clean energy in harmony with the global environment through the use of solar power. The "SANYO Environmental Fund" allots funds equal to the value of electric power generated by the Solar Ark, to support campaigns for environmental protection.

Financial Highlights

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2005, 2004 and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note a)
	2005	2004	2003	**2005**
Net Sales	**¥2,484,639**	¥2,508,018	¥2,182,553	**$23,220,925**
Operating income(Note b)	**42,316**	95,551	78,299	**395,476**
Net (loss) income	**(171,544)**	13,400	(61,671)	**(1,603,215)**
Total stockholders' equity (at year-end)	**288,268**	497,302	426,026	**2,694,094**
Total assets (at year-end)	**2,600,677**	2,643,627	2,686,967	**24,305,393**
	Yen			U.S. Dollars (Note a)
Per share (Note c):				
Net (loss) income:				
Basic	**¥(92.5)**	¥7.2	¥(33.1)	**$(0.86)**
Diluted	**(92.5)**	7.2	(33.1)	**(0.86)**
Cash dividends declared	**3.0**	6.0	6.0	**0.03**
Per American Depositary Share (Note c & d):				
Net (loss) income:				
Basic	**¥(462.5)**	¥36.0	¥(165.5)	**$(4.32)**
Diluted	**(462.5)**	36.0	(165.5)	**(4.32)**
Cash dividends declared	**15.0**	30.0	30.0	**0.14**

Note: (a) U.S. dollar amounts translated from yen, for convenience only, at the rate of ¥107=US$1, the approximate Tokyo foreign exchange market rate as of March 31, 2005. See Note 2 of Notes to Consolidated Financial Statements.

(b) To be consistent with financial reporting principles generally accepted in Japan, operating income (loss) is calculated as net sales and operating revenue less cost of sales and selling, general administrative expenses. The Company considers showing operating income (loss) convenient for investors to compare Sanyo's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, certain additional charges-for example, restructuring and impairment charges and abnormal product warranty costs-are included as part of operating income (loss) in the consolidated statements of operations.

(c) See note 2 and 19 Notes to Consolidated Financial Statements.

(d) One American Depositary Share represents five shares of common stock.



SALES BY PRODUCT CATEGORY (%)
47.1
49.3
49.4
9.2
7.9
8.6
39.3
39.3
38.1
4.4
3.5
3.9
2003
2004
2005
Consumer
Commercial
Component
Others

Note: This graph shows figures for sales to external customers only. From the fiscal year ended March 31, 2005, Sanyo changed the product categories contributing to net sales. The new categories are Consumer, Commercial, Component and Others.



SALES BY AREA (%)
51.5
50.5
50.7
25.2
26.7
25.6
13.5
13.4
13.4
7.7
7.4
7.3
2.1
2.0
3.0
2003
2004
2005
Japan
Asia
North America
Europe
Others

Note: This graph shows figures for sales to external customers only, according to the geographic regions of customers.

To Our Stakeholders



Overcoming a challenging business climate through company-wide structural reforms to strengthen our corporate competitiveness

□Fiscal Year Ended March 2005 in Review

(SANYO Electric Co.,Ltd and Subsidiaries for the years ended March 31, 2005, and 2004.)

	Unit: 100 millions of yen		Unit: millions of U.S.dollars
	2005	2004	2005
Net sales	**24,846**	**25,080**	**23,221**
Operating income(*)	**423**	**955**	**395**
(Loss) income before income taxes and minority interests	**(649)**	**459**	**(607)**
Net (loss) income	**(1,715)**	**134**	**(1,603)**
Cash dividends declared(Yen & U.S. dollars)	**3.0**	**6.0**	**0.03**
Net (loss) income per share(Yen & U.S. dollars)	**(92.5)**	**7.2**	**(0.86)**

(*) To be consistent with financial reporting principles generally accepted in Japan, operating income (loss) is calculated as net sales and operating revenue less cost of sales and selling, general administrative expenses. The Company considers showing operating income (loss) convenient for investors to compare Sanyo's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, certain additional charges-for example, restructuring and impairment charges and abnormal product warranty costs-are included as part of operating income (loss) in the consolidated statements of operations.

Largest deficit ever

The business environment in which Sanyo operated during the fiscal year ended March 31, 2005 was the most challenging it has ever faced, characterized by increasingly fierce global competition, a rise in the yen against the dollar, a surge in raw material costs and a drop in product prices.

In this context, consolidated net sales slipped 0.9% year-on-year to ¥2,484.6 billion (US$23,221 million). Operating income was ¥42.3 billion (US$395 million), representing a ¥53.2 billion drop (55.7%) from the previous year caused by an approximately ¥31.0 billion opportunity loss in the semiconductor industry due to the Niigata Chuetsu Earthquake and ¥22.2 billion in other losses. A revaluation of deferred tax assets that resulted in the liquidation of part of the assets generated the largest-ever net loss of ¥171.5 billion (US$1,603 million). Term-end dividends were passed over, and the dividend for the fiscal year was ¥3 (US$0.03)per share.

Explanation of factors behind decline in business results

①Impact of Niigata Chuetsu Earthquake

The largest single factor in worsening our business performance was the damage suffered by NIIGATA SANYO ELECTRONIC CO.,LTD., a consolidated subsidiary engaged in front-end processing (wafer processing) for semiconductor manufacture, in the Niigata Chuetsu Earthquake on October 23, 2004. This damage caused the Company ¥73.3 billion in losses (approx. ¥31.0 billion in opportunity losses and ¥42.3 billion in damage to plant and equipment) during the fiscal year ended March 31, 2005.

②Downturn in mainstay business

Increasing competition in the digital household appliance sector, falling product prices, burgeoning raw material costs, rising R&D expenses and other factors all blunted the growth in Consumer & Component Divisions' businesses, and a considerable operating loss of ¥22.2 billion resulted from factors other than the earthquake.

③Revaluation of deferred tax assets

The Niigata Chuetsu Earthquake brought about major losses in the fiscal year ended March 31, 2005, and for the fiscal year ended March 31, 2006, we are planning company-wide structural reforms, including reforms to our semiconductor business, aimed at establishing a high-profit structure. Given the bleak outlook for earnings and expenses, we decided in the closing of accounts for the fiscal year ended March 31, 2005 to review the valuation of our deferred tax assets and liquidate ¥128.9 billion (US$1,205 million).

Launching structural reforms in our semiconductor business

In the semiconductor business, rather than focus on the general-purpose memory business, in which fierce competition in capital expenditure is expected, Sanyo will focus more on the businesses of mobile devices, power supply and automobile-related semiconductors to achieve high-growth profits. This will enable us to effectively use our digital and mixed signal technologies, which are our strengths. Through these reforms, we aim to ensure profits in the fiscal year ended March 31, 2006. NIIGATA SANYO ELECTRONIC CO., LTD., which was affected by the Earthquake, reduced its production lines from five to two, and cut employees' wages. Moreover, we are planning to reduce costs through domestic personnel redeployments, as well as by integrating wafer manufacturing divisions (in Niigata, Gifu and Gunma Prefectures) into a new manufacturing company.

Direction of our LCD business

As a joint venture in the LCD business with Seiko Epson Corporation, we established SANYO EPSON IMAGING DEVICES CORPORATION, which commenced operation on October 1, 2004. Seiko Epson has a 55% stake in that new company and Sanyo Electric has 45%. SANYO EPSON IMAGING DEVICES CORPORATION was accounted for by the equity method; this was a factor contributing to the decline in our sales. The new company, which was created by integrating LCD businesses owned by Seiko Epson and Sanyo, aims to be the world's top manufacturer of small and medium-size LCDs mainly used in cellular phones, digital cameras and vehicles.

Revitalization of the Tokyo Plant

On April 1, 2004, we established a new manufacturing company, SANYO Tokyo Manufacturing Co., Ltd. in our Tokyo Plant in Gunma Prefecture. This new firm has collectively produced commercial air conditioners, food systems, bio-related equipment, large refrigerators and CO_2 compressors, previously manufactured by individual in-house companies. This integration of our HVAC (heating, ventilating and air conditioning business) businesses has yielded various benefits for us. For example, the employment of flexible and diverse working systems that can be tailored to demand has enabled us to improve production efficiency. Other benefits include improved product quality resulting from sharing the expertise of individual in-house companies, and cost reductions thanks to joint purchase of materials.

We also are constructing a new technology development facility to strengthen our technological development capabilities. After completing the east building in April 2005, we launched construction of the west building. The entire facility is slated for completion in the spring of 2006. This new facility will house the development departments of high-growth businesses relating to environmental and energy technologies, biotechnology and optical device technology. The facility will serve as a Sanyo Group R&D stronghold, whose capabilities will take our development of technology to new heights.

Home appliances segment structural reforms and their benefits

While establishing SANYO Tokyo Manufacturing Co., Ltd. to reinforce our domestic production base, by the fiscal year ended March 31, 2004, we had shifted overseas the manufacture of products other than high value-added products. At present, we are reorganizing our production system in the ASEAN region as follows:

① In April 2004 we established SANYO HA ASEAN CORPORATION to oversee our home appliances business in the ASEAN region.

② In February 2005, after ceasing the production of air conditioners in Singapore, we shifted such production to China. In June 2004 we ceased production of refrigerators in the Philippines and moved that production facility to Thailand, where we are planning to begin manufacturing air-conditioners in the fiscal year ended March 31, 2007, and to strengthen our washing machine and refrigerator business there.

③ In April 2005, to reinforce our refrigerator business, we integrated the refrigerator assembly business and compressor business in Indonesia.

In the fiscal year ended March 31, 2005, although operating profits improved from the previous year, we could not return to the black, due to the impacts of falling unit prices and rising raw material prices.

However, having concluded restructuring of our domestic and overseas production networks, since the fiscal year ended March 31, 2005, Sanyo has strengthened other measures for overseas business development. We have used our strengths, which lie in technological, production and sales capabilities and in brand power, all of which Sanyo has developed over the years, so as to stimulate overseas customer needs and boost sales. In fact, we achieved earnings growth in Taiwan and Indonesia by introducing refrigerator models tailored to the local residents in those countries.

Moreover, we aim to develop new products that will clearly differentiate Sanyo from competitors by effectively applying our industrial equipment technologies to home appliance equipment, so as to garner a large market share.



(A Sanyo plasma TV "CAPUJO")

□Stockholders' Equity

At March 31, 2005, stockholders' equity stood at ¥288.2 billion (US$2,694 million), decreased by ¥247.5 billion compared with that at the end of the fiscal year ended March 31, 2002. Cumulative operating income over the past three years amounted to ¥216.1 billion, but the costs associated with the structural reforms that we have undertaken to improve our profit structure, financial restructuring needed to strengthen our balance sheet, losses suffered in the Niigata Chuetsu Earthquake, and a revaluation of deferred tax assets produced cumulative net losses for these past three years of ¥219.8 billion, the principal reason for the decline in stockholders' equity. Total assets were ¥2,600.7 billion (US$24,305 million), down ¥83.2 billion from the figure three years ago.

Total interest-bearing debt as of March 31, 2005 was ¥1,213.8 billion (US$11,345 million), up ¥120.6 billion from the end of the previous fiscal year. This increase is due to the syndicate loan of ¥100.0 billion taken out to cover restoration costs stemming from the earthquake to fund capital expenditure in solar cells, and so on.

The stockholders' equity ratio fell to 11.1% while the debt equity ratio exceeded a multiple of 4, making all the more urgent the need to strengthen Sanyo's financial standing.

In an effort to reduce interest-bearing debt, we will be reviewing the assets of individual businesses and implementing thorough inventory control and investment/loan management.

Free cash flow saw a substantial cash outflow of ¥78.5 billion (US$734 million), in contrast to the ¥4.9 billion cash outflow of the preceding fiscal year, due to the Company's largest net loss ever and to an increase in inventories. Nevertheless the term-end balance of cash and cash equivalents rose ¥17.5 billion year-on-year from ¥277.4 billion to ¥294.9 billion (US$2,757 million) because of the ¥100.0 billion syndicate loan taken out, maintaining the term-end balance from the previous fiscal year.

□Increasing Stockholder Value

D&D-related businesses have been a driver of profit growth at Sanyo. We have therefore used profits from these businesses as capital for restructuring our unprofitable operations thus far. Also, we initially planned to earn profits from E&E-related businesses after structural reforms had achieved their major aims. However, in the fiscal year ended March 31, 2005 our stockholder's equity decreased. The reasons for this are: declining profitability and changes in the business climate regarding digital consumer products; damage and loss due to the Niigata Chuetsu Earthquake; and revaluation of deferred tax assets. Therefore, in the fiscal year ended March 31, 2006 our first priority is to carry out reforms with the goals of establishing a "business configuration that enables further growth" and a "sound financial structure"so that we can soon regain profitability.

□Capital Investment and R&D

① Capital investment in the Fiscal Year Ended March 2005

Because of the damage caused by the Niigata Chuetsu Earthquake, capital investment was reduced to ¥104.9 billion (US$980 million) (4.8% down from the previous year), and R&D expenditure increased to ¥131.8 billion (US$1,232 million) (5.3% up from the previous year).

② Plan and basic policy for the Fiscal Year Ended March 2006

In the fiscal year ended March 31, 2006 we are going to reduce capital investment, investing ¥91.0 billion (US$850 million), a 13.3% decrease from the previous year. We also plan to invest ¥128.0 billion (US$1,196 million), 2.9% decrease from the previous year, in our research and development.

Since we are carrying out structural reforms across the Company, we will curb total capital investment with the aim of building a "sound financial structure." However, we are planning to invest heavily in high growth businesses such as solar cells and lithium-ion batteries.

Interest-bearing Debt and Debt Equity Ratio


(100 millions of yen)
(Times)
11,643
11,375
11,256
10,932
12,138
2.0
2.1
2.6
2.2
4.2
10,000
5,000
0
4.0
2.0
0
2001
2002
2003
2004
2005

Stockholders' Equity and Stockholders' Equity Ratio


(100 millions of yen)
(%)
5,844
5,357
4,260
4,973
2,882
20.3
20.0
15.9
18.8
11.1
5,000
2,500
0
20
10
0
2001
2002
2003
2004
2005

Management Reforms

On April 1, 2005, we implemented organizational reforms to further evolve our management systems. These reforms focused on the "subdivision and reorganization of the previous Business Group and Business Unit Systems into the eight Business Groups," and "the realization of a small, strong headquarters."

The purposes of these reforms are to quickly cope with the rapid and severe changes in the management climate, to become a more customer- and market-oriented company, and to facilitate speedy decision-making.

Through these structural reforms, under which Sanyo was reorganized into the eight Business Groups, we clarified Sanyo's future priority business domains.

Moreover, to stimulate our future growth, we established Brand Development H.Q., HA International H.Q., OEM Sales H.Q., Corporate Cross-Functional Management H.Q., and so on. Each of these headquarters will play respective roles in rebuilding the Sanyo brand, boosting overseas sales, strengthening OEM strategies and reinforcing functions across the Sanyo group, so as to bolster our business competitiveness.

On the basis of the new organizational system, the management has also been reshuffled. In so doing, we intend to overcome and emerge from the difficult management situation concentrating our management resources into "businesses that enable our further growth," as well as further accelerate our efforts to establish a "sound financial structure."

(organization chart as of July 1, 2005)



Shareholders' Meeting
Corporate Auditors
Board of Auditors
Board of Directors
Chairman & CEO
President & COO
Executive Vice President & CFO
Nominating Committee
Compensation Committee
Internal Audit Committee
Finance Headquarters
General Affairs/ Human Resources Headquarters
Legal Headquarters
Corporate Audit Office
Home Electronics Group
Personal Electronics Group
Component & Device Group
Power Solutions Group
Commercial Solutions Group
Sales & Marketing Group
Innovation Group
Business Planning & Management Group

Corporate Governance

We reduced the number of directors to facilitate prompt decision-making by the Board of Directors. Also, to enhance management transparency, we clearly separated our monitoring and supervisory functions from our business execution functions. Specifically, the Company equalized in number the board members – i.e., the five directors including the chairman of the board and the outside directors, who are dedicated to monitoring and supervisory roles, and the five directors including the Chairman & CEO, President & COO, who serve concurrently in overseeing business execution. Therefore, business execution activities are strictly monitored by this governance system.

To speed up and optimize decision-making and business execution on important business items delegated by the board, we newly established the "Group Executive Committee," comprised of those at business group leader and higher levels. In addition, to promote coordination among the respective business groups, we organized the "E&E Steering Committee," the "D&D Steering Committee" and the "C&C (Community & Capital) Steering Committee". These domain committees work with the All Officers Meeting and the Business Unit Leader Meeting in seeking opportunities to boost the company management ability of Sanyo.

We have also redoubled our compliance efforts.
We have established Sanyo's compliance promotion system, under which the CEO is responsible for overall compliance management. Based on the system, we strengthened compliance education to raise compliance awareness of employees. The Internal Audit Committee, a specialized body of the Board of Directors, has implemented measures for directors, officers and managers to ensure their compliance with relevant laws and regulations.
These measures include holding compliance hearings for heads of each in-house company in Japan, and organizing compliance promotion meetings to ensure compliance among affiliated companies in North America.

Plan for the Fiscal Year Ended March 2006

Our goals for the fiscal year ended March 31, 2006 are to build a "business configuration that enables further growth" and establish a "sound financial structure." with these goals in mind, we will carry out the following reforms.

We will implement company-wide structural reforms (reform of profit structures), as our urgent management task.

In conjunction with management reorganization, we will reform the structure of our businesses so as to build a "business configuration that enables further growth" by selecting and focusing on business domains that meet the following three conditions: First, the business has core competence (source of competitiveness); second, it has growth potential; and third, it makes a major contribution to society.

At the same time, we will re-establish our financial base by downsizing assets, reducing interest-bearing debt and other measures, so as to realize a "sound financial structure."

Although the business climate surrounding Sanyo is the most challenging Sanyo has seen since its founding, we would like to unite all Sanyo Group efforts in accomplishing the structural reforms, with the goals of realizing a "business configuration that enables further growth" and a "sound financial structure." We ask our stakeholders' kind understanding and continued support in this endeavor.

July 2005

Tomoyo Nonaka
Chairman & Chief Executive Officer

Toshimasa Iue
President & Chief Operating Officer



Tomoyo Nonaka, Chairman and CEO (left), and Toshimasa Iue, President and COO

Asking Sanyo's New Chairman & CEO, Tomoyo Nonaka



Chairman and CEO

Tomoyo Nonaka

"To Be an Earth-friendly Company": Sanyo Will Change with Employees in Realizing Its Transformation.

Tomoyo Nonaka, who was newly appointed Chairman and CEO of Sanyo on June 29, 2005, talks about Sanyo's future vision and prospects.

Q. Based on your experience and the knowledge you've acquired thus far, what do you think is required of a company by society and the times?

I've realized that there has been a "great transformation in values" on all fronts. It has been 60 years since Japan's defeat in the last war. Arising from a devastated land where people could not even get enough food, Japan has now become the world's largest creditor nation, and is awash with a wealth of goods. However, people have begun to be aware that they can never be happy with material wealth and convenience alone.

There is a clock called the "Environmental Doomsday Clock."* Through the time expressed by its hands, this Clock reflects people's sense of crisis regarding human survival in the face of global environmental deterioration. For 2004, the hands on the Clock pointed at 9:08, meaning that we entered the "extremely concerned" time zone.

We have a little more time until 12:00, when the Clock shows doomsday for the human race. Nevertheless in the present age, when the Earth is on the verge of ecological collapse, enterprises that will play leading roles in the next age need to take measures to cope with environmental issues, and must have the knowledge needed to turn the clock backward so as to save the earth. Also, they must attach great importance to the "scale of life".

The "scale of life" is the single most important measure of values. This scale can be applied universally, irrespective of differences in nationality, religion or skin colors. In this age of information technology, which enables instant communication, diverse values coexist. Under such circumstances, I believe that people will eventually realize anew that the most important for humans is "life," which is of fundamental value.

In the present age, on the other hand, a storm of "money games" is blowing across national borders, reflecting the belief that money brings us everything. While building up the ability to properly cope with such trends, a leading company of the 21st century should strive to be a company that can constantly contribute to the fundamental value of human life through manufacturing.

* The Environmental Doomsday Clock announces the findings of a questionnaire put by the Asahi Glass Foundation to experts in environmental issues from around the world.

Q. In that context, what do you think of the ideal mode of Sanyo?

In the past, when electronics products were regarded only as daily necessities, we were able to satisfy our customers simply by offering good products at low prices. From now on, however, we must offer more attractive products that customers wish to select (i.e., products with which they wish to live).

It is therefore necessary for our company to make a valuable contribution–for example, in terms of its role in resolving global environmental issues–a contribution designed to increase public awareness of the issues.

Sanyo aims to be an "Earth-friendly Company." In other words, we intend to become a solution provider able to offer values that benefit the global environment.

Sanyo aggressively continued research and development investment regarding technologies that protect the global environment. This has resulted in the development of unique Sanyo technologies, incorporated in an excellent array of products such as solar cells, which make use of sunlight to generate energy, CO_2 compressors that help prevent global warming, rechargeable batteries, which will support the future automobile society, and fuel cells for household use, which are expected to provide clean energy for the next generation, all of which feature the world's leading technologies and are attracting great attention. These various technologies unique to Sanyo have the potential to resolve global environmental problems. I believe Sanyo's mission is to translate its unique technologies into products and services for delivery to people around the world. This will also lead to the creation of great business opportunities for us.

Sanyo has held the lead in the washing machine market in Japan ever since it released the nation's first pulsator-type washing machines after the war. The original motivation behind this was how Sanyo cared deeply about customers–especially housewives and mothers–in other words, the sincere wish to help them do household chores.

At all events, I understand that we should begin by improving our financial standing, regarding which we regret having caused our stockholders much worry. I am also aware that Sanyo must now return to its founding spirit and strive to make itself indispensable to people around the world. In so doing, our employees can take pride in their company, and will work to transform Sanyo into a company that pleases many people. I believe that this will lead to Sanyo's "third founding."

Q. What do you think are Sanyo's strengths and weaknesses?

Since April this year, in line with the concept "wisdom is found at the worksite," I have visited as many business establishments as possible and talked directly with many employees. During those visits, I saw exactly what I had expected to see. I reaffirmed that Sanyo has technologies superior to other companies, as well as excellent human resources that support those technologies. In other words, Sanyo has many outstanding intangible assets that are not stated in the financial statements.

However, I think that until now Sanyo has not been very good at integrating these assets and demonstrating their outcomes outside the company. This holds true for our products, designs, advertising and public relations. I have concluded that this was because Sanyo's "antenna" was not appropriately tuned to catch the trends, nor did Sanyo have good "footwork" in responding to trends in a timely manner. In addition, Sanyo employees did not take pride in their company, and information sharing in the company was not sufficient.

Further, when I talked with employees, I told them ,"There is a great difference between aiming to achieve a 0% failure rate and aiming to achieve a 100% success rate. Every failure is a stepping stone to success. Failure teaches success. Therefore, let's give it a try, so as to achieve a 100% success rate." It is each and every employee who can transform Sanyo. I believe that it is important for us to consider what Sanyo should be like, and earnestly work to realize its ideal mode, based on what we have now, without being afraid of failure.

Moreover, I plan to strengthen Sanyo's functions as regards disseminating information to the public. Now that we have valuable technologies and businesses that can delight people, all employees will make an effort to recognize and demonstrate Sanyo's strengths to the public, through active dialog with customers and markets.

Q. In closing, please send a powerful message to Sanyo stakeholders.

I am confident that, among all electric companies, Sanyo has the greatest potential to become an "Earth-friendly Company." Achieving this goal also means becoming a company whose stakeholders can be proud of their part in success.

Sanyo's new President, Toshimasa Iue, has accumulated experience on the shop floor since commencing his career in the manufacturing division of a factory. He will display young and fresh leadership as COO of Sanyo. We of management should establish a system that enables our employees, who support Sanyo's technologies and their great potential, to recognize anew Sanyo's "DNA": the wish to support people. In addition, we have to enhance the transparency of decision-making in Sanyo. I am sure that, by realizing these aims, Sanyo will transform itself.

You can therefore be sure of the future growth of Sanyo.



top interview

Top Interview

Asking Sanyo's New President & COO, Toshimasa Iue



President and COO
Toshimasa Iue

By Staying Selective and Focused, Sanyo Will Target Growth Markets, with Environment-related Business as Our Mainstay

Toshimasa Iue, newly appointed President and COO of Sanyo on June 29, 2005, talks about the efforts toward "transformation" that the company is making this year so as to grow stronger and more aggressive.

Q. Sanyo's financial results for the previous fiscal year were extremely unfavorable. Do you have any comments?

First of all, I would like to offer our most sincere apologies to our stakeholders for any inconvenience and anxiety we may have caused.

Regrettably, Sanyo had to post substantial losses for the previous year. One reason for this was that the growth in digital cameras, which had been our profit driver, has leveled off. Another factor was the damage caused by the Niigata Chuetsu Earthquake.

Moreover, increasingly fierce global competition, combined with shortening of product lifetime due to digitalization, has further intensified price competition. To cope with such a challenging business environment, we need to transform the business configuration by developing the conventional independent management of each business domain, so as to enable all Sanyo Group companies to work together aggressively toward a specific goal.

This year, Sanyo has advanced structural reform so that it will transform itself into a company that aggressively pursues the next major business opportunity.

Q. What are these drastic structural reforms like?

The electronics industry is growing and becoming borderless. Sanyo must compete in such a competitive market, and improve its corporate value. The company suffered great financial hardship due to substantial losses posted last year. To recover from those difficulties and evolve forward, I believe that we now have no choice but to reform and reorganize our structures of management, businesses, functions and others.

To begin with, on April 1, 2005 we implemented organizational reforms to establish a system that will facilitate business and functional reforms.

Specifically, through the organizational reforms we enhanced functions across Sanyo in terms of rebuilding the Sanyo brand, material procurement, inventory controls and so on. At the same time, we clarified Sanyo's priority business domains, including the automobile- and medical-related businesses and so on.

The theme of these reforms is to completely accomplish the strategy of "being selective and focused" in our use of business resources. Needless to say, our most important task is to improve profits. However, we also understand that we should not pursue short-term gains only, but should return to the basic tenet that "we cannot gain profits without growth," in order to rejuvenate the Company and to achieve competitive superiority over other companies. Cognizant of these needs, we will carry out the above-mentioned strategy, selecting and focusing on business domains that meet the following three conditions.

The first condition is, of course, that the business has core competence (source of competitiveness); second, it has growth potential; and third, it can contribute to society.

By thoroughly implementing the strategy of remaining selective and focused using the above three conditions, we will accomplish these structural reforms, thereby becoming a company that will continue to grow.

Q. Hasn't Sanyo already been actively pushing forward with environment-related businesses in the Energy & Ecology (E&E) domain?

As mentioned above, there are three conditions under which we determine business domains to select and focus on. E&E is a domain that meets all these conditions.

The E&E domain includes businesses involving rechargeable batteries, rechargeable batteries for hybrid electric vehicles (HEVs); solar cells; and freezers, refrigerators and air-conditioners for industrial and commercial use. Sanyo has thus far established technological superiority in these products, through active investments and R&D.

Taking the rechargeable battery business as an example, today our rechargeable batteries for electric tools, notebook computers and cellular phones hold a large market share, making the business more appealing than any other businesses with core competence. However, for many years we have sought the next growth markets where our battery technologies can be applied.

Given such a situation, a new market for HEVs, which use rechargeable batteries in conjunction with gasoline engines, has been created in response to growing environmental awareness. Sanyo's battery technologies have thus found applications in this new market.

In addition, we will continue to actively expand our E&E business in various countries in Europe, where people originally have a high level of environmental awareness. As part of this effort, we established a new plant in Hungary to produce solar cell modules, as a base for business expansion into various parts of Europe. Many countries in the region have introduced systems for purchasing electricity produced by photovoltaic power generation at high prices. These environmental policies employed in Europe also serve as a spur to the growth of our environmental business.

In the future, we will certainly seize business opportunities created in response to the social demands of the times. Also, we will go all out to create and lead such new markets, by fusing and applying environmental technologies that we have developed thus far.

I believe that by actively expanding our E&E domain we can embody Sanyo's corporate slogan "We care for people and the earth," while also contributing to society.

Q. What was your impression of Sanyo's new Chairman, Tomoyo Nonaka, with whom you are partnered?

Chairman Nonaka has extensive experience and discernment, and often gives us fresh perspectives. Moreover, with her excellent communication skills and power of action, she is clearly demonstrating Sanyo's future direction when talking with employees.

Employees' trust in and expectations for the new Chairman are growing day by day. I believe that she is my best partner in accomplishing the company's transformation in a speedy manner.

Q. Lastly, please give a powerful message to stakeholders, with firm determination to complete thorough structural reforms.

This year, together with Chairman Nonaka, and in cooperation with all Sanyo employees, I will lead in pursuing structural reforms, treating no areas as 'sacred,' regardless of past history and conditions. In so doing, we will make a significant advance toward transforming the company, to ensure that Sanyo continues to live up to stakeholder expectations.

In addition, while seeking to create business opportunities by ourselves, we will continue to actively target growth markets with a particular focus on environment-related business, by combining and making use of all assets we have built up thus far.

In the future, we will place importance on communication with our stakeholders, and will report to you on a timely basis regarding the outcomes of these structural reforms. I assure you, you can expect much regarding the future development of Sanyo; in this effort, I ask your continued support and understanding.





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SANYO'S HISTORY

Calendar Year	Events	Presidents
1947	SANYO Electric Works founded	Toshio Iue
	Bicycle generator lamp produced at Hojo Plant, Hyogo Prefecture	(Feb. 1947 – Jan. 1968)
1950	Sanyo Electric Co., Ltd. established	
1952	Japan's first plastic radio made, marking Company entrance to home electric appliances market	
1953	Pulsator-type washing machines introduced	
1954	Sanyo Electric stock listed on Tokyo Stock Exchange and Osaka Securities Exchange	
1959	Tokyo SANYO Electric Co., Ltd. established	
1960	Sanyo Electric Trading Co., Ltd. established (Present SANYO Sales & Marketing Corporation)	
	First manufacturing subsidiary established in Hong Kong and first sales subsidiary established in United States	
1961	R&D Center established	
1963	Tokyo SANYO Electric stock listed on Tokyo Stock Exchange and Osaka Securities Exchange	
1964	Production of CADNICA batteries commenced at Sumoto Plant, Awaji Island	
1965	Color TVs overcome cost hurdle of ¥10,000 per inch	
1966	TOTTORI SANYO Electric Co., Ltd. established	
1967	Sanyo Electric Vending Machine Co., Ltd. established, joint venture with Cornelia	
1969	SANYO ELECTRIC CREDIT CO., LTD. established	Yuro Iue
	Sanyo Retail Chain (called SBC) established, strengthening Company marketing network	(Jan. 1968 – Jan. 1971)
1975	World's first lithium (manganese dioxide lithium) batteries developed; mass production beginning in 1978	Kaoru Iue
1979	World's first amorphous silicon solar batteries developed; mass production beginning in 1982	(Jan. 1971 – Feb. 1986)
1983	OS-CON aluminium capacitors with semiconductor electrolyte production commenced	
1986	Sanyo Electric and Tokyo SANYO Electric merged	Satoshi Iue
	Eight-business segment management system introduced	(Feb. 1986 – Nov. 1992)
1990	Sales of nickel hydride batteries commenced	
1991	HIT solar battery developed	
1992	First solar power generation system developed for home-use in Japan	Yasuaki Takano
1994	Mass production of cylindrical lithium-ion batteries commenced	(Dec. 1992 – Jun. 1998)
1995	Low-temperature polysilicon TFT LCD developed	
1996	Fiscal year-end changed from November to March	
1999	In-house company management system introduced, with eight business segments reorganized into five companies	Sadao Kondo
	Business alliance with Eastman Kodak Company set up to jointly develop organic electroluminescent displays	(Jun. 1998 – Oct. 2000)
	SANYO ELECTRIC CREDIT stock listed on First Sections of Tokyo Stock Exchange and Osaka Securities Exchange	
2001	Agreement reached with Ford Motor Company for exclusive supply of battery systems for Ford hybrid electric vehicles	Yukinori Kuwano
	Nickel-metal-hydride battery business acquired from Toshiba Group	(Nov. 2000 – Jun. 2005)
	Agreement reached with Sharp Corporation to collaborate in home appliances field	
2002	Comprehensive agreement reached with Haier Group Company for wide-ranging collaboration	
	Technological partnership formed with Samsung Advanced Institute of Technology	
	Organic EL display joint venture formed with Eastman Kodak	
	Electric vending machine business sold to Fuji Electric Co., Ltd.	
2003	Business Group system and Business Unit system initiated	
	Completed Nishikinohama Plant, new photovoltaic cell production base	
2004	Partnership established with Carrier Corporation for distribution of absorption chillers; sales commenced in Europe and Americas	
	LCD business merged with Seiko Epson Corporation to form joint venture	
	Agreement reached with Mercedes-Benz, division of DaimlerChrysler AG, to jointly develop rechargeable batteries for HEVs	
	Niigata Chuetsu Earthquake struck NIIGATA SANYO ELECTRONIC CO.,LTD., causing serious impact to the semiconductor business	Toshimasa Iue
2005	Five Business Groups reorganized into eight Business Groups	(Jun. 2005 -)

Selected Financial Data

SANYO Electric Co., Ltd. and Subsidiaries As of and for the years ended March 31, 2005, 2004, 2003, 2002, and 2001

	Millions of Yen					Thousands of U.S. Dollars (Note a)
	2005	2004	2003	2002	2001	**2005**
For the year:						
Net sales	**¥2,484,639**	¥2,508,018	¥2,182,553	¥2,024,719	¥2,157,318	**$23,220,925**
Operating income (Note b)	**42,316**	95,551	78,299	53,074	106,591	**395,476**
(Loss) income before income taxes and minority interests	**(64,991)**	45,992	(74,157)	163	72,372	**(607,393)**
Net (loss) income	**(171,544)**	13,400	(61,671)	1,315	40,414	**(1,603,215)**
Capital expenditure	**104,902**	110,203	97,527	102,194	169,990	**980,392**
Depreciation and amortization	**123,540**	113,785	124,762	125,443	117,289	**1,154,580**
At the year-end:						
Total stockholders' equity	**¥ 288,268**	¥ 497,302	¥ 426,026	¥ 535,705	¥ 584,453	**$ 2,694,094**
Total assets	**2,600,677**	2,643,627	2,686,967	2,683,930	2,876,261	**24,305,393**
Per share:						
(yen and U.S. dollars) (Note c):						
Net (loss) income:						
Basic	**¥ (92.5)**	¥ 7.2	¥ (33.1)	¥ 0.7	¥ 21.6	**$ (0.86)**
Diluted	**(92.5)**	7.2	(33.1)	0.7	21.2	**(0.86)**
Cash dividends declared	**3.0**	6.0	6.0	6.0	6.0	**0.03**
Per American Depositary Share:						
(yen and U.S. dollars) (Notes c and d):						
Net (loss) income						
Basic	**¥ (462.5)**	¥ 36.0	¥ (165.5)	¥ 3.5	¥ 108.0	**$ (4.32)**
Diluted	**(462.5)**	36.0	(165.5)	3.5	106.0	**(4.32)**
Cash dividends declared	**15.0**	30.0	30.0	30.0	30.0	**0.14**
Weighted average number of shares						
(thousands) (Note c)	**1,854,947**	1,855,193	1,863,198	1,870,510	1,871,376	
Sales by product category (Note e):						
Consumer	**¥1,228,169**	¥1,235,965	¥1,027,804	¥ 975,150	¥ 981,844	**$11,478,215**
Commercial	**212,842**	197,978	199,697	233,225	265,777	**1,989,178**
Component	**946,433**	985,324	858,867	756,041	850,581	**8,845,168**
Others	**97,195**	88,751	96,185	60,303	59,116	**908,364**
Net sales	**¥2,484,639**	¥2,508,018	¥2,182,553	¥2,024,719	¥2,157,318	**$23,220,925**
Sales by area:						
Japan	**¥1,259,494**	¥1,266,876	¥1,123,543	¥1,095,611	¥1,100,278	**$11,770,972**
Asia	**634,778**	668,610	549,785	430,243	468,458	**5,932,505**
North America	**333,275**	335,139	294,206	302,884	365,726	**3,114,720**
Europe	**181,612**	186,469	167,783	156,075	187,542	**1,697,308**
Others	**75,480**	50,924	47,236	39,906	35,314	**705,420**
Net sales	**¥2,484,639**	¥2,508,018	¥2,182,553	¥2,024,719	¥2,157,318	**$23,220,925**
Other information:						
Price range of common stock						
(Tokyo Stock Exchange; yen and U.S. dollars):						
High	**¥ 545**	¥ 614	¥ 633	¥ 847	¥ 1,060	**$ 5.09**
Low	**330**	326	264	418	616	**3.08**
Number of employees (at the year-end)	**96,023**	82,337	79,025	80,500	86,009	

Notes: (a) U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥107 = US$1, the approximate Tokyo foreign exchange market rate as of March 31, 2005. See Note 2 of Notes to Consolidated Financial Statements.

(b) To be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is calculated as net sales and operating revenue less cost of sales and selling, general and administrative expenses. The Company considers showing operating income (loss) convenient for investors to compare Sanyo's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, certain additional charges—for example, restructuring and impairment charges and abnormal product warranty costs—are included as part of operating income (loss) in the consolidated statements of income.

(c) See Notes 1 and 19 of Notes to Consolidated Financial Statements.

(d) One American Depositary Share represents five shares of common stock.

(e) From fiscal 2005 which ended March 31, 2005, Sanyo changed the product categories contributing to net sales. The new categories are Consumer, Commercial, Component and Others. Therefore sales by product categories for the years ended March 31, 2004, 2003, 2002 and 2001 were reclassified to conform to the 2005 presentation.

Analysis of Major Factors Affecting Performance

OVERVIEW OF FISCAL YEAR

In fiscal year 2005 ended March 31, 2005, the global economy made a strong showing, driven by the robust performance of the US economy and rapid economic growth in China. Sharp rises in the prices of petroleum and raw materials during the latter half of the fiscal year, however, generated an increasingly uncertain outlook. In Japan, corporate profits improved and private-sector demand recovered, but Sanyo nevertheless continued to face a challenging business environment due to the impact of the rising yen, sluggish growth in personal consumption attributable to income stagnation, and fierce price competition in the digital home appliances market.

To achieve further growth under these circumstances, Sanyo has actively strengthened and expanded its operations in environment-related business, expected to be a growth sector in the global market, and made strategic moves for the future.

An account of the measures taken:

The Company agreed with Mercedes-Benz a division of DaimlerChrysler AG to examine the joint development of rechargeable batteries for Hybrid Electric Vehicles (HEV), aim to extend business in the European car market.

The Company concluded a global comprehensive strategic tie-up for absorption chillers with the world's largest air conditioner maker Carrier Corporation. The Company aims for the top share globally in absorption chillers, plan to improve competitiveness and expand business even more.

In order to supply the environmentally aware European market with 'Energy & Ecology' products the Company has started work on a new photovoltaic module and commercial air-conditioner factory in Hungary. Moreover, in regards to photovoltaic modules, in Japan built a new factory at the Nishikinohama plant, the Company plans to keep increasing photovoltaic production capacity.

Looking at sales by product group, steady consumer demand boosted sales in mobile telephones, color televisions manufactured for the US market, and solar cells that enhance power generation efficiency, and air conditioners and refrigerators also sold well. Service businesses grounded on the concept of "total lifestyle solutions" (e.g., financing, logistics and housing) showed positive results, but sales of digital cameras declined in the face of increased competition and falling prices, year-on-year by 14.2% to ¥193.6billion (US$1,810 million).

Furthermore, Sanyo suffered substantial losses primarily in the semiconductor business due to the damage suffered by NIIGATA SANYO ELECTRONIC CO., LTD., one of Sanyo's mainstay semiconductor manufacturing bases, in the Niigata Chuetsu Earthquake that struck on October 23, 2004.

Despite expansion in the commercial and other division, sales for the fiscal year ended March 31, 2005 declined year-on-year by 0.9% to ¥2,484.6 billion (US$23,221 million) because of diminished sales in the consumer and component divisions. Operating revenue (e.g., the credit business) recorded a rise of 10.9% to ¥101.9 billion (US$953 million).

Operating income* were down 55.7% to ¥42.3 billion (US$395 million) due to falling sales prices, surging raw materials prices, and a drop-off in semiconductor sales due to the Niigata Chuetsu Earthquake; ¥42.3 billion (US$396 million) was reported as non-operating expenses for the earthquake damage to NIIGATA SANYO ELECTRONIC CO.,LTD., resulting in pre-tax losses of ¥64.9 billion (US$607 million). As a consequence of increasing valuation allowance for certain deferred tax assets due to uncertainty regarding their realizability in light of current operating conditions, the net loss for fiscal year 2005 came to ¥171.5 billion (US$1,603 million).

Free cash flow (net cash provided by operating activities plus net cash used in investing activities) showed a net ¥78.5 billion (US$734 million) outflow, a decrease of ¥73.5 billion from the previous fiscal year, attributable to the substantial year-on-year decline in net cash provided by operating activities generated by the large net loss for the fiscal year.

* To be consistent with financial reporting principles generally accepted in Japan, operating income (loss) is calculated as net sales and operating revenue less cost of sales and selling, general and administrative expenses. The Company considers showing operating income (loss) convenient for investors to compare Sanyo's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, certain additional charges for example, restructuring and impairment charges and abnormal product warranty costs are included as part of operating income (loss) in the consolidated statements of operations.

ITEMS OF SPECIAL NOTE IN THIS FISCAL YEAR

On October 1, 2004, the liquid crystal businesses of Sanyo and Seiko Epson Corporation were merged into a joint venture company, SANYO EPSON IMAGING DEVICES CORPORATION. On that same day, the liquid display businesses of Sanyo, TOTTORI SANYO Electric Co., Ltd. and SANYO LCD Engineering Co., Ltd., (consolidated subsidiaries of the Company) transferred the liquid display business to this joint venture company, with the Company acquiring a 45% share in the joint venture.

IMPACT OF EXCHANGE RATE FLUCTUATIONS

If the principal foreign currency denominated results of operations in the consolidated financial statements for the fiscal year under review were converted using the yen exchange rate applied in the previous fiscal year, net sales and operating revenue would decline ¥30.3 billion (US$284 million) and operating income would drop ¥0.6 billion (US$6 million). These calculations are based on foreign currency denominated amounts in net sales; operating revenue; cost of sales; and selling, general and administrative expenses being converted at the average exchange rate of the Tokyo foreign exchange market during the previous fiscal year.

BUSINESS RESULTS


Net Sales by Segment
(Billion ¥)
2005
1,228
213
946
97
2004
1,236
198
985
89
2003
1,028
200
859
96
2002
975
233
756
60
2001
982
266
851
59
Consumer
Commercial
Component
Others

Net Sales and Operating Revenue

In the consolidated business results for the fiscal year under review, net sales slipped 0.9% to ¥2,484.6 billion (US$23,221 million), while operating revenue climbed 10.9% to ¥101.9 billion (US$953 million). By business segment, sales of cellular telephones fitted with FM radio receivers increased, but fierce competition and falling prices led to a decline in sales revenues from digital cameras; the consumer division thus saw a 0.6% decline in net sales to ¥1,228.2 billion (US$11,478 million).

The sales of large air conditioners were up 14.8% to ¥57.0 billion (US$533 million). It contributed to push net sales in the commercial division up 7.5% to ¥212.8 billion (US$1,989 million).

Business Segments (Unaudited)

	2005						
	Billions of Yen						
	Net Sales and Operating Revenue			Operating Income	Assets	Depreciation and Amortization	Capital Expenditure
	External	Intersegment	Total				
Consumer	**¥1,228.2**	**¥ 20.1**	**¥1,248.3**	**¥28.9**	**¥ 588.3**	**¥ 33.1**	**¥ 27.6**
Commercial	**212.8**	**3.3**	**216.1**	**6.2**	**130.3**	**4.9**	**3.6**
Component	**946.4**	**38.0**	**984.4**	**18.2**	**902.2**	**76.7**	**60.5**
Others	**199.2**	**10.6**	**209.8**	**12.5**	**669.8**	**4.9**	**5.8**
Sub-total	**2,586.6**	**72.0**	**2,658.6**	**65.8**	**2,290.6**	**119.6**	**97.5**
Corporate and eliminations	**—**	**(72.0)**	**(72.0)**	**(23.5)**	**310.1**	**3.9**	**7.4**
Total	**¥2,586.6**	**¥ —**	**¥2,586.6**	**¥42.3**	**¥2,600.7**	**¥123.5**	**¥104.9**
	Millions of U.S. Dollars						
Consumer	**$11,478**	**$ 188**	**$11,666**	**$270**	**$ 5,498**	**$ 309**	**$258**
Commercial	**1,989**	**31**	**2,020**	**58**	**1,217**	**46**	**34**
Component	**8,845**	**355**	**9,200**	**170**	**8,432**	**717**	**565**
Others	**1,862**	**99**	**1,961**	**117**	**6,260**	**46**	**54**
Sub-total	**24,174**	**673**	**24,847**	**615**	**21,407**	**1,118**	**911**
Corporate and eliminations	**—**	**(673)**	**(673)**	**(220)**	**2,898**	**37**	**69**
Total	**$24,174**	**$ —**	**$24,174**	**$395**	**$24,305**	**$1,155**	**$980**

	2004						
	Billions of Yen						
	Net Sales and Operating Revenue			Operating Income	Assets	Depreciation and Amortization	Capital Expenditure
	External	Intersegment	Total				
Consumer	¥1,231.4	¥ 11.5	¥1,242.9	¥39.3	¥ 595.2	¥ 29.1	¥ 28.9
Commercial	198.0	1.2	199.2	3.8	131.7	3.9	2.6
Component	989.8	34.6	1,024.4	57.8	972.3	74.0	71.6
Others	180.7	15.1	195.8	17.2	622.9	2.6	2.9
Sub-total	2,599.9	62.4	2,662.3	118.1	2,322.1	109.6	106.0
Corporate and eliminations	—	(62.4)	(62.4)	(22.5)	321.5	4.2	4.2
Total	¥2,599.9	¥ —	¥2,599.9	¥95.6	¥2,643.6	¥113.8	¥110.2

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥107 = US$1, the approximate Tokyo foreign exchange market rate as of March 31,2005

From this year, we made changes to the way we report segments to reflect our business groups and to offer more effective explanation about segment information. The amount for the fiscal year ended March 31, 2004 have been reclassified on the new basis.

Geographic Segments (Unaudited)

	2005				
	Billions of Yen				
	Net Sales and Operating Revenue			Operating Income	Assets
	External	Intersegment	Total		
Japan	**¥1,672.8**	**¥636.7**	**¥2,309.5**	**¥ 41.3**	**¥1,790.4**
Asia	**446.5**	**534.2**	**980.7**	**17.1**	**418.1**
North America	**320.2**	**3.3**	**323.5**	**5.6**	**133.0**
Others	**147.1**	**0.4**	**147.5**	**1.1**	**71.1**
Sub-total	**2,586.6**	**1,174.6**	**3,761.2**	**65.1**	**2,412.6**
Corporate and eliminations	**—**	**(1,174.6)**	**(1,174.6)**	**(22.8)**	**188.1**
Total	**¥2,586.6**	**¥ —**	**¥2,586.6**	**¥ 42.3**	**¥2,600.7**
	Millions of U.S. Dollars				
Japan	**$15,634**	**$5,950**	**$21,584**	**$ 386**	**$16,733**
Asia	**4,173**	**4,993**	**9,166**	**160**	**3,907**
North America	**2,992**	**31**	**3,023**	**52**	**1,243**
Others	**1,375**	**4**	**1,379**	**10**	**664**
Sub-total	**24,174**	**10,978**	**35,152**	**608**	**22,547**
Corporate and eliminations	**—**	**(10,978)**	**(10,978)**	**(213)**	**1,758**
Total	**$24,174**	**$ —**	**$24,174**	**$ 395**	**$24,305**

	2004				
	Billions of Yen				
	Net Sales and Operating Revenue			Operating Income	Assets
	External	Intersegment	Total		
Japan	¥1,789.3	¥591.4	¥2,380.7	¥ 98.9	¥1,941.1
Asia	369.7	341.8	711.5	14.8	262.6
North America	305.0	1.2	306.2	5.1	130.6
Others	135.9	0.4	136.3	0.2	43.6
Sub-total	2,599.9	934.8	3,534.7	119.0	2,377.9
Corporate and eliminations	—	(934.8)	(934.8)	(23.4)	265.7
Total	¥2,599.9	¥ —	¥2,599.9	¥ 95.6	¥2,643.6

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥107 = US$1, the approximate Tokyo foreign exchange market rate as of March 31,2005

Net sales for the component division slid 3.9% to ¥946.4 billion (US$8,845 million) despite steady sales of nickel-cadmium and lithium ion batteries, considerable growth in demand for solar batteries, and higher net sales for batteries overall, due to the significant losses in semiconductor sales revenues suffered by NIIGATA SANYO ELECTRONIC CO., LTD, one of Sanyo's mainstay semiconductor manufacturing bases, in the Niigata Chuetsu Earthquake.

Solid performance in the housing businesses lifted "other sales" to ¥97.1 billion (US$908 million), up 9.5% from the preceding year.

Domestic net sales eased downward by 0.6% to ¥1,259.5 billion (US$11,771 million). Overseas net sales totaled ¥1,225.1 billion (US$11,450 million), down 1.3% because of lower sales to North America, Europe, and Asia. Accordingly, overseas sales as a percentage of consolidated net sales weakened 0.2 points to 49.3%.

R&D Expenses and R&D Expenses to Net Sales (Billion ¥,%)


2005
5.3
132
2004
5.0
125
2003
5.5
121
2002
5.3
107
2001
5.1
109

Operating Income (Billion ¥)


2005
42
2004
96
2003
78
2002
53
2001
107

Costs, Expenses and Operating Income

Our cost of sales amounted to ¥2,125.6 billion (US$19,866 million), an increase of ¥10.3 billion from the previous fiscal year. Declining sales prices and surging raw material prices pushed the cost of sales ratio up 1.2 points to 85.6%.

Despite cuts in personnel expenses by 3.2% to ¥156.4 billion (US$1,462 million), selling, general and administrative (SG&A) expenses climbed ¥29.5 billion year-on-year to ¥418.6 billion (US$3,912 million) due to higher shipping and handling cost with an increase of ¥7.0billion to ¥52.2 billion (US$487 million) and other general expenses. As a result, the ratio of SG&A expenses to net sales worsened 1.3 points to 16.8%.

The aforementioned factors resulted in a ¥53.2 billion decline in operating income to ¥42.3 billion (US$395 million) and a drop of 2.1 points to 1.7% in the ratio of operating income to net sales.

Other Income (Expenses) and Net Income

Other expenses (net)(Interest and dividends plus other income minus interest expenses, loss on earthquake and other expense) for the fiscal year under review dropped by ¥57.7 billion to ¥107.3 billion (US$1,003 million). This can be attributed to the write-off of a total of ¥42.3 billion (US$396 million) in earthquake losses suffered by NIIGATA SANYO ELECTRONIC CO.,LTD.: losses from the disposition of fixed assets, losses from the disposition of inventory, and repair and other restoration expenses.


Interest Coverage
(Times)
2005
2004
2003
2002
2001
2.8
6.9
4.6
2.7
4.4

Consequently, net loss before taxes and minority interests for the fiscal year under review was ¥64.9 billion (US$607 million), down from the previous year's income of ¥45.9 billion. Income taxes came to ¥106.7 billion (US$997 million) (¥28.5 billion in the previous year) including a valuation allowance against deferred tax assets due to uncertainty regarding their realizability in light of current operating conditions.

Loss before minority interests amounted to ¥171.6 billion (US$1,605 million) (¥17.4 billion income in the previous fiscal year). After deducting minority interests, Sanyo recorded net loss of ¥171.5 billion (US$1,603 million) (¥13.4 billion income in the preceding year).

Basic net loss per share for the fiscal year under review recorded ¥92.5 (US$0.86), in contrast to the ¥7.2 income per share for the previous fiscal year.

Information on Capital Resources and Cash Flow

FINANCIAL STRATEGIES

Sanyo procures working capital and funds for capital investment through borrowings and corporate bonds. Working capital is financed through short-term borrowings (including current portion of long-term funds) with maturities of one year or less, while long-term funds for production facilities and equipment are procured through long-term loans and corporate straight and convertible bond issues. As of March 31, 2005, short-term borrowings (including long-term liabilities due for repayment within a year) were up by ¥0.1 billion to ¥547.6 billion (US$5,118 million); corporate bond issues and long-term debt rose year-on-year by ¥117.6 billion to ¥679.7 billion (US$6,353 million).

FINANCIAL POSITION

Assets

The consolidated business results described above left Sanyo with total assets of ¥2,600.7 billion (US$24,305 million) at the end of the fiscal year under review, a ¥42.9 billion decline from a year earlier.

Total current assets increased ¥18.6 billion to ¥1,493.3 billion (US$13,957 million) because of a ¥22.1 billion rise in cash and a ¥49.7 billion increase in inventory.

Investments and advances expanded ¥9.7 billion to ¥250.9 billion (US$2,346 million) due primarily to investments made in SANYO EPSON IMAGING DEVICES CORPORATION, an equity method affiliate.

Net property, plant and equipment decreased in value during fiscal year 2005 by ¥12.6 billion to ¥611.2 billion (US$5,712 million) due to restrained capital investment.


Capital Expenditure and Sources of Funds
(Billion ¥)
2005
2004
2003
2002
2001
(171)
104
123
110
13
114
(62)
98
125
102
1
125
170
40
117
0
Capital Expenditure
Net Income
Depreciation and Amortization

Deferred income taxes – noncurrent – decreased year-on-year by ¥69.3 billion to ¥32.5 billion (US$304 million). This decrease is a result of a valuation allowance recorded in the current year after assessing the realizability of deferred tax assets in light of current operating conditions.

Other assets rose ¥10.6 billion to ¥212.5 billion (US$1,987 million) mainly because of an increase in other long-term assets.

Liabilities and Stockholders' Equity

Total liabilities as of March 31, 2005 were ¥2,262.4 billion (US$21,144 million), ¥163.9 billion higher than a year earlier. This increase resulted from taking out a ¥100.0 billion syndicate loan and issuing a total of ¥60.0 billion in uncollateralized straight corporate bonds during the fiscal year. These funds were allocated for repayment of ¥49.8 billion in domestic uncollateralized convertible bonds reaching maturity in November 2004 and for plant investment. Interest-bearing debt thus reached ¥1,213.8 billion (US$11,345 million), up ¥120.6 billion.

Total stockholders' equity dropped ¥209.0 billion to ¥288.2 billion (US$2,694 million), and the stockholders' equity ratio dipped 7.7 points to 11.1%. The main factor underlying this decline was the substantial ¥171.5 billion(US$1,603 million) contraction in net income for the fiscal year.


Debt/Equity Ratio
(Times)
2005
4.21
2004
2.20
2003
2.64
2002
2.12
2001
1.99


Composition of Total Capital Employed
(Billion ¥)
2005 1,214 1,049 288
2004 1,093 1,006 497
2003 1,126 1,088 426
2002 1,138 964 536
2001 1,165 1,075 584
Interest-Bearing Debt
Other Liabilities
Stockholders' Equity


Composition of Interest-Bearing Debt
(Billion ¥)
2005 667 547
2004 546 547
2003 566 560
2002 519 619
2001 558 607
Long-Term Debt
Short-Term Borrowings and Current Portion of Long-Term Debt

CASH FLOWS

Cash and cash equivalents at the end of the fiscal year amounted to ¥294.9 billion (US$2,757 million), up ¥17.5 billion from the previous fiscal year-end. This increase was due primarily to the syndicate loan and to a ¥103.8 billion increase in cash flow from financing activities.

Net cash provided by operating activities came to ¥3.6 billion (US$35 million), down ¥82.6 billion from the previous fiscal year principally because of the substantial drop in net income for the fiscal year.


Cash Flows
(Billion ¥)
2005 (82) 3 70
2004 (91) (33) 86
2003 (62) (7) 132
2002 (150) (55) 131
2001 (127) 9 99
0
Cash Flows Provided by Operating Activities
Cash Flows Used in Investing Activities
Cash Flow (Used in) Provided by Financing Activities

Net cash used in investment activities fell by ¥9.1 billion to ¥82.2 billion (US$769 million), this attributable mainly to the transfer of the liquid crystal business to SANYO EPSON IMAGING DEVICES CORPORATION established on October 1, 2004.

As a result of the above, free cash flow (net cash provided by operating activities plus net cash used in investing activities) deteriorated by ¥73.5 billion, resulting in a net ¥78.5 billion (US$734 million) outflow for the fiscal year.

Net cash provided by financing activities increased ¥103.8 billion to ¥70.5 billion (US$660 million) due to the syndicate loan.

ACQUISITION OF TREASURY STOCK

During the fiscal year, the Company acquired 384,247 shares to cover odd lot purchases of less than one trading unit (1,000 shares), and the total treasury stock held at the end of the fiscal year was 17,607,612 shares.

Consolidated Statements of Operations

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2005, 2004 and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note 2)
	2005	2004	2003	**2005**
Revenues:				
Net sales (Note 5)	**¥2,484,639**	¥2,508,018	¥2,182,553	**$23,220,925**
Operating revenue	**101,947**	91,921	91,322	**952,776**
Interest and dividends	**5,642**	6,439	6,954	**52,729**
Other income (Note 21)	**27,123**	27,553	29,738	**253,486**
Total revenues	**2,619,351**	2,633,931	2,310,567	**24,479,916**
Costs and expenses:				
Cost of sales (Note 5)	**2,125,637**	2,115,262	1,817,125	**19,865,767**
Selling, general and administrative (Note 18)	**418,633**	389,126	378,451	**3,912,458**
Interest	**17,118**	14,868	18,463	**159,981**
Loss on earthquake (Note 21)	**42,373**	—	—	**396,009**
Other expense (Note 21)	**80,581**	68,683	170,685	**753,094**
Total costs and expenses	**2,684,342**	2,587,939	2,384,724	**25,087,309**
(Loss) income before income taxes and minority interests	**(64,991)**	45,992	(74,157)	**(607,393)**
Provision (benefit) for income tax (Note 17):				
Current	**23,634**	19,441	23,877	**220,879**
Deferred	**83,071**	9,093	(38,045)	**776,364**
(Loss) income before minority interests	**(171,696)**	17,458	(59,989)	**(1,604,636)**
Minority interests	**(152)**	4,058	1,682	**(1,421)**
Net (loss) income	**¥ (171,544)**	¥ 13,400	¥ (61,671)	**$(1,603,215)**

	Yen			U.S. Dollars (Note 2)
Per share				
Basic net (loss) income (Note 19)	**¥ (92.5)**	¥ 7.2	¥ (33.1)	**$(0.864)**
Diluted net (loss) income (Note 19)	**(92.5)**	7.2	(33.1)	**(0.864)**
Cash dividends declare	**3.0**	6.0	6.0	**0.028**
Per American Depositary Share				
Basic net (loss) income	**¥(462.5)**	¥36.0	¥(165.5)	**$(4.322)**
Diluted net (loss) income	**(462.5)**	36.0	(165.5)	**(4.322)**
Cash dividends declare	**15.0**	30.0	30.0	**0.140**
Weighted average number of shares (thousands)	**1,854,947**	1,855,193	1,863,198	

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

SANYO Electric Co., Ltd. and Subsidiaries March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 2)
Assets	**2005**	2004	**2005**
Current assets:			
Cash and cash equivalents:			
Cash	**¥ 124,053**	¥ 101,861	**$ 1,159,374**
Time deposits	**170,929**	175,601	**1,597,467**
Short-term investments (Notes 6 and 14)	**9,542**	16,180	**89,178**
Receivables:			
Notes and accounts receivable (Note 3)	**448,281**	436,105	**4,189,542**
Finance receivables (Note 8)	**261,639**	257,286	**2,445,224**
Affiliates and unconsolidated subsidiaries	**29,406**	66,566	**274,822**
Allowance for doubtful accounts	**(30,046)**	(23,734)	**(280,804)**
Inventories (Note 4)	**383,976**	334,214	**3,588,561**
Deferred income taxes (Note 17)	**17,911**	49,329	**167,393**
Prepaid expenses and other	**77,675**	61,331	**725,935**
Total current assets	**1,493,366**	1,474,739	**13,956,692**
Investments and advances:			
Affiliates and unconsolidated subsidiaries (Note 5)	**56,066**	40,258	**523,981**
Other (Notes 6 and 14)	**194,925**	200,976	**1,821,729**
	250,991	241,234	**2,345,710**
Property, plant and equipment (Notes 8 and 10):			
Buildings	**457,225**	464,175	**4,273,131**
Machinery and equipment	**944,543**	1,006,905	**8,827,505**
	1,401,768	1,471,080	**13,100,636**
Accumulated depreciation	**(941,762)**	(1,003,934)	**(8,801,514)**
	460,006	467,146	**4,299,122**
Land	**130,906**	145,386	**1,223,421**
Construction in progress	**20,319**	11,359	**189,897**
	611,231	623,891	**5,712,440**
Deferred income taxes (Note 17)	**32,512**	101,882	**303,850**
Other assets (Note 7,8 and 9)	**212,577**	201,881	**1,986,701**
	¥2,600,677	¥2,643,627	**$24,305,393**

The accompanying notes are an integral part of these statements.

Liabilities And Stockholders' Equity	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars (Note 2) 2005
Current liabilities:			
Short-term borrowings (Note 10)	¥ 408,531	¥ 386,570	$ 3,818,047
Current portion of long-term debt (Note 8 and 10)	139,101	160,884	1,300,009
Notes and accounts payable:			
Trade	453,554	462,803	4,238,822
Affiliates and unconsolidated subsidiaries	50,235	14,461	469,486
Construction	33,108	26,992	309,421
Accrued income taxes	11,301	11,305	105,617
Employees' savings deposits	21,888	23,088	204,561
Other, including dividends payable and accrued expenses	248,810	237,286	2,325,327
Total current liabilities	1,366,528	1,323,389	12,771,290
Long-term debt (Notes 8, 10 and 14)	679,728	562,057	6,352,598
Accrued pension and severance costs (Note 11)	216,190	213,044	2,020,467
Total liabilities	2,262,446	2,098,490	21,144,355
Minority interests in consolidated subsidiaries	49,963	47,835	466,944
Commitments and contingent liabilities (Note 13)			
Stockholders' equity (Note 16):			
Common stock:			
Authorized:			
March 31, 2005 and 2004—4,921,196 thousand shares			
Issued:			
March 31, 2005 and 2004—1,872,338 thousand shares	172,242	172,242	1,609,739
Additional paid-in capital	336,035	336,036	3,140,514
Accumulated (deficit) retained earnings	(84,342)	92,766	(788,243)
Accumulated other comprehensive loss	(128,310)	(96,527)	(1,199,159)
Less, treasury stock at cost:			
2005—17,607,612 shares	(7,357)	—	(68,757)
2004—17,223,365 shares	—	(7,215)	—
Total stockholders' equity	288,268	497,302	2,694,094
	¥2,600,677	¥2,643,627	$24,305,393

Consolidated Statements of Stockholders' Equity

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2005, 2004 and 2003

(Number of Shares of Common Stock—Thousands)	Common Stock	Additional Paid-in Capital	Accumulated (deficit) retained earnings	Net Unrealized Gains (Losses) on Securities	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains (Losses) on Derivatives	Total	Total Comprehensive Income (Loss)
	Millions of Yen								
				Accumulated Other Comprehensive Income (Loss)					
Balance, March 31, 2002 (1,872,335)	¥172,241	¥336,028	¥163,340	¥ (27,954)	¥ (35,309)	¥ (68,689)	¥ (1,671)	¥(133,623)	
Comprehensive income (loss):									
Net loss			(61,671)						¥ (61,671)
Other comprehensive income (loss):									
Net unrealized losses on securities (net of tax of ¥19,922 million) (Note 6)				(25,864)				(25,864)	(25,864)
Reclassification adjustments for net losses realized in net loss (net of tax of ¥31,432 million)				42,682				42,682	42,682
Foreign currency translation adjustments					(10,832)			(10,832)	(10,832)
Minimum pension liability adjustments (net of tax of ¥24,550 million) (Note 11)						(37,716)		(37,716)	(37,716)
Net unrealized losses on derivatives (net of tax of ¥864 million) (Note 15)							(839)	(839)	(839)
Reclassification adjustments for net losses realized in net loss (net of tax of ¥729 million)							566	566	566
Total									¥ (93,674)
Cash dividends			(11,171)						
Conversion of convertible bonds (3)	1	1							
Balance, March 31, 2003 (1,872,338)	172,242	336,029	90,498	(11,136)	(46,141)	(106,405)	(1,944)	(165,626)	
Comprehensive income (loss):									
Net income			13,400						¥ 13,400
Other comprehensive income (loss):									
Net unrealized gains on securities (net of tax of ¥24,448 million) (Note 6)				35,314				35,314	35,314
Reclassification adjustments for net gains realized in net income (net of tax of ¥4,381 million)				(6,912)				(6,912)	(6,912)
Foreign currency translation adjustments					(12,856)			(12,856)	(12,856)
Minimum pension liability adjustments (net of tax of ¥36,455 million) (Note 11)						52,847		52,847	52,847
Net unrealized gains on derivatives (net of tax of ¥210 million) (Note 15)							180	180	180
Reclassification adjustments for net losses realized in net income (net of tax of ¥684 million)							526	526	526
Total									¥ 82,499
Cash dividends			(11,132)						
Gains on disposal of treasury stock		7							
Balance, March 31, 2004 (1,872,338)	**172,242**	**336,036**	**92,766**	**17,266**	**(58,997)**	**(53,558)**	**(1,238)**	**(96,527)**	
Comprehensive income (loss):									
Net loss			**(171,544)**						**¥(171,544)**
Other comprehensive income (loss):									
Net unrealized gains on securities (net of tax of ¥8,415 million) (Note 6)				**8,053**				**8,053**	**8,053**
Reclassification adjustments for net gains realized in net loss (net of tax of ¥4,472 million)				**(6,657)**				**(6,657)**	**(6,657)**
Foreign currency translation adjustments					**786**			**786**	**786**
Minimum pension liability adjustments (net of tax of ¥31,345 million) (Note 11)						**(34,115)**		**(34,115)**	**(34,115)**
Net unrealized losses on derivatives (net of tax of ¥477 million) (Note 15)							**(367)**	**(367)**	**(367)**
Reclassification adjustments for net losses realized in net loss (net of tax of ¥672 million)							**517**	**517**	**517**
Total									**¥(203,327)**
Cash dividends			**(5,564)**						
Loss on disposal of treasury stock		**(1)**							
Balance, March 31, 2005 (1,872,338)	**¥172,242**	**¥336,035**	**¥(84,342)**	**¥18,662**	**¥(58,211)**	**¥(87,673)**	**¥(1,088)**	**¥(128,310)**	
				Thousands of U.S. Dollars (Note 2)					
Balance, March 31, 2004 (1,872,338)	**$1,609,739**	**$3,140,523**	**$866,972**	**$161,364**	**$(551,374)**	**$(500,542)**	**$(11,570)**	**$(902,122)**	
Comprehensive income (loss):									
Net loss			**(1,603,215)**						**$(1,603,215)**
Other comprehensive income (loss):									
Net unrealized gains on securities (net of tax of $79 million) (Note 6)				**75,262**				**75,262**	**75,262**
Reclassification adjustments for net gains realized in net loss (net of tax of $42 million)				**(62,215)**				**(62,215)**	**(62,215)**
Foreign currency translation adjustments					**7,346**			**7,346**	**7,346**
Minimum pension liability adjustments (net of tax of $293 million) (Note 11)						**(318,832)**		**(318,832)**	**(318,832)**
Net unrealized losses on derivatives (net of tax of $4 million) (Note 15)							**(3,430)**	**(3,430)**	**(3,430)**
Reclassification adjustments for net losses realized in net loss (net of tax of $6 million)							**4,832**	**4,832**	**4,832**
Total									**$(1,900,252)**
Cash dividends			**(52,000)**						
Loss on disposal of treasury stock		**(9)**							
Balance, March 31, 2005 (1,872,338)	**$1,609,739**	**$3,140,514**	**$ (788,243)**	**$ 174,411**	**$ (544,028)**	**$ (819,374)**	**$ (10,168)**	**$(1,199,159)**	

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2005, 2004 and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note 2)
	2005	2004	2003	**2005**
Cash flows from operating activities:				
Net (loss) income	**¥(171,544)**	¥ 13,400	¥(61,671)	**$(1,603,215)**
Adjustments to reconcile net (loss) income to net cash provided by operating activities				
Depreciation and amortization	**123,540**	113,785	124,762	**1,154,580**
Gain on sale of marketable securities and investment securities	**(10,474)**	(12,117)	(6,038)	**(97,888)**
Impairment loss on investment securities	**3,676**	2,643	78,197	**34,355**
Impairment and disposal of investments and bad debts	**7,257**	1,588	22,306	**67,822**
Loss on disposal of fixed assets	**14,459**	9,397	5,638	**135,131**
Provision for income taxes – deferred	**83,071**	9,093	(38,045)	**776,365**
Equity in earnings of affiliates and unconsolidated subsidiaries	**(2,661)**	(2,651)	(3,150)	**(24,869)**
Change in assets and liabilities, net of effect of newly consolidated subsidiaries in 2005,2004 and 2003				
Decrease (increase) in receivables	**100,359**	(56,613)	(60,493)	**937,935**
(Increase) decrease in inventories	**(24,872)**	(1,987)	54,642	**(232,449)**
(Increase) decrease in prepaid expenses and other	**(18,412)**	(7,034)	18,672	**(172,075)**
Increase in other assets	**(10,205)**	(23,602)	(33,142)	**(95,374)**
(Decrease) increase in notes and accounts payable	**(67,385)**	15,062	61,724	**(629,766)**
Decrease in accrued income taxes	**(618)**	(3,907)	(1,094)	**(5,776)**
Increase (decrease) in other current liabilities	**1,154**	25,183	(5,578)	**10,785**
Other, net	**(23,650)**	4,131	(24,974)	**(221,028)**
Total adjustments	**175,239**	72,971	193,427	**1,637,748**
Net cash provided by operating activities	**3,695**	86,371	131,756	**34,533**
Cash flow from investing activities:				
Decrease in short-term investments	**3,446**	12,070	36,386	**32,206**
Proceeds from sales of investments and collection of advances	**36,424**	47,246	30,201	**340,411**
Proceeds from sale of property, plant and equipment	**39,711**	15,754	28,012	**371,131**
Payments for purchase of investments and advances	**(53,080)**	(36,181)	(46,606)	**(496,075)**
Payments for purchase of property, plant and equipment	**(96,633)**	(110,329)	(90,783)	**(903,112)**
(Payments for) proceeds from acquisition of consolidated subsidiaries	**(2,276)**	(343)	8,058	**(21,271)**
Proceeds from (payments for) sale of consolidated subsidiaries	**111**	(1,135)	4,813	**1,037**
Proceeds on business transfer (Note 21)	**19,153**	—	—	**179,000**
Other, net	**(29,090)**	(18,438)	(31,712)	**(271,869)**
Net cash used in investing activities	**(82,234)**	(91,356)	(61,631)	**(768,542)**
Cash flow from financing activities:				
Decrease in short-term borrowings	**(20,737)**	(20,998)	(33,638)	**(193,804)**
Proceeds from issuance of long-term debt	**278,884**	152,082	215,635	**2,606,393**
Repayments of long-term debt	**(174,788)**	(152,544)	(172,208)	**(1,633,533)**
Dividends paid	**(12,632)**	(11,650)	(11,733)	**(118,056)**
Repurchases of common stock	**(147)**	(195)	(5,245)	**(1,374)**
Net cash provided (used) in financing activities	**70,580**	(33,305)	(7,189)	**659,626**
Effect of exchange rate changes on cash and cash equivalents	**1,145**	(7,185)	(5,221)	**10,701**
Net (decrease) increase in cash and cash equivalents	**(6,814)**	(45,475)	57,715	**(63,682)**
Cash and cash equivalents of newly consolidated subsidiaries	**24,334**	3,184	2,356	**227,420**
Cash and cash equivalents at beginning of year	**277,462**	319,753	259,682	**2,593,103**
Cash and cash equivalents at end of year	**¥294,982**	¥277,462	¥319,753	**$2,756,841**

The accompanying notes are an integral part of these statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sanyo is engaged in development, manufacture and sales in various locations around the world. Sanyo operates in four business segments:"Consumer," "Commercial," "Component," and "Others." Fiscal 2005 net sales comprised Consumer (49%), Commercial(9%), Component (38%), and Others (4%). The principal markets are in Japan, Asia,North America, Europe and Others, with sales in each area representing 51%, 26%,13%, 7% and 3%, respectively, of net sales for the year ended March 31, 2005. Sanyo has manufacturing facilities located in more than 20 countries, principally in Asian areas, such as Japan and China, as well as in North America and Europe.

Accounting Principles

The accounting records of domestic companies are maintained in accordance with accounting practices prevailing in Japan. The accompanying consolidated financial statements reflect the adjustments necessary for a presentation in accordance with generally accepted accounting principles as defined in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Investments in 20%-to-50%-held companies and certain unconsolidated subsidiaries that are not material are, carried at cost plus the equity in undistributed earnings, after elimination of unrealized intercompany profits.

For the year ended March 31, 2005, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No.46 "Consolidation of Variable Interest Entities"(revised December 2003, hereinafter referred to as "FIN46R"), accordingly and consolidated variable interest entities in which the Company has controlling financial interests through means other than voting rights. The adoption of FIN46R resulted in increases of ¥4,844 million (US$45,271 thousand) and ¥6,516 million (US$60,897 thousand) on total assets and total liabilities, respectively, at March 31,2005. The effects on net loss and other comprehensive loss were not material. See Note 20 for further information.

Cash Equivalents

All highly liquid investments, including time deposits, purchased with original maturities of three months or less, are considered to be cash equivalents.

Short-Term Investments and Investments and Advances

Available-for-sale securities are carried at fair market value, with the unrealized holding gains and losses, net of tax, reported in other comprehensive income. Available-for-sale securities are reduced to net realizable value by a charge to earnings for other than temporary declines in fair value. For the purpose of computing gains and losses on securities sold, the cost of these securities is determined by the moving average method. Held-to-maturity securities are recorded at amortized cost. Securities that do not have readily determinable fair values are recorded at cost.

Translation of Foreign Currencies

Receivables and payables denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet date, and related transaction gains or losses are included in the determination of net (loss) income.

Assets and liabilities of foreign consolidated subsidiaries and affiliates and unconsolidated subsidiaries accounted for on an equity basis are translated into yen at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. Translation adjustments result from the process of translating foreign currency financial statements into yen and are reported in other comprehensive income.

Inventories

Inventories are stated at the lower of cost or market value. The cost of finished products and work in process is primarily determined by the average cost method. The first-in, first-out method is primarily used for other inventories.

Impairment of Long-Lived Assets

Sanyo's long-lived assets other than goodwill, including property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined an impairment loss has occurred, a loss calculated as the difference between the carrying value and present value of estimated future net cash flows is recognized in the period.

Goodwill and Other Intangible Assets

Goodwill acquired in a purchase business combination and intangible assets with indefinite lives are not amortized but rather tested for impairment annually, or whenever the events or changes in circumstances indicate the possibility of impairment. The fair value of these assets is generally estimated using a discounted cash flows analysis. Definite-lived intangible assets are amortized on a straight line basis over their estimated useful lives, which are mainly 5 years.

Property, Plant and Equipment and Depreciation

Property, plant and equipment, including significant renewals and additions, are carried at cost. When retired or otherwise disposed of, the cost and related accumulated depreciation are cleared from the respective accounts, and the net difference, less any amounts realized on disposal, is reflected in earnings. Depreciation is principally computed by the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	5 to 50 years
Machinery and equipment	2 to 20 years

Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Advertising Costs

Advertising costs are expensed as incurred.

Research and Development Costs

Research and development costs are expensed as incurred.

Income Taxes

Deferred income taxes reflect the expected future tax consequences of differences between the tax bases of assets and liabilities and the financial reporting amounts at the fiscal year-end. Deferred income tax assets and liabilities are measured by using currently enacted tax rates, and the effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that the change is enacted.

Sanyo recognizes a valuation allowance for deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Provision for Product Warranty Costs

Provision for product warranty costs is established at the time the revenue is recognized, based on historical actual amounts.

Derivatives

Sanyo utilizes derivatives to manage the risk of changes in foreign currency exchange rates and interest rates. The derivatives Sanyo utilizes are mainly foreign currency exchange contracts, interest rate swaps and currency swaps. Sanyo applies Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. Sanyo recognizes all derivatives as either assets or liabilities in the balance sheet and measures these instruments at fair value. The change in the fair value of a derivative that does not qualify for hedge accounting is recognized in earnings in the period of the change. If the derivatives are designated and qualified as cash flow hedges, they are first recorded in other comprehensive income or loss, and then the realization of earnings or losses is deferred until it is impacted by the hedged items. Sanyo formally documents about hedging risk management objectives and strategies and relationships between the hedging instruments and the hedged items. Sanyo also assesses whether the derivatives that are used in hedging offset the cash flows of the hedged items or not at the commencement of a hedging transaction and on an ongoing basis.

Stock-Based Compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and follows the disclosure-only provision of SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123." Stock-based compensation cost is recognized as the excess of the quoted market price of common stock at the date of the award over the stated exercise price.

There is no compensation cost recognized as the option prices at the dates of grants were higher than the fair value of common stock. Had compensation expense been determined as prescribed by SFAS No. 123, Sanyo's pro forma net income and earning per share for the years ended March 31, 2005, 2004 and 2003 would have been as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	**2005**
Net (loss) income as reported	**¥(171,544)**	¥13,400	¥(61,671)	**$(1,603,215)**
Deduct:Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(315)**	(291)	(259)	**(2,944)**
Pro forma net (loss) income :	**¥(171,859)**	¥13,109	¥(61,930)	**$(1,606,159)**

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	**2005**
Basic income per share:				
Net income (loss):				
As reported	**¥(92.5)**	¥7.2	¥(33.1)	**$(0.864)**
Pro forma	**(92.6)**	7.1	(33.2)	**(0.865)**
Diluted income per share:				
Net income (loss):				
As reported	**(92.5)**	7.2	(33.1)	**(0.864)**
Pro forma	**¥(92.6)**	¥7.1	¥(33.2)	**$(0.865)**

Fair Value per Share Information

The Company:

The weighted average fair values per share at the date of grant for options during the years ended March 31, 2005, 2004 and 2003 were ¥115 (US$1.07), ¥119 and ¥119, respectively.

The fair value is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate	**0.76%**	0.29%	0.29%
Expected life	**4 years**	4 years	4 years
Expected volatility	**40.10%**	40.70%	43.00%
Expected dividend	**0.00%**	1.33%	1.27%

SANYO Electric Credit Co., Ltd

The weighted average fair value per share at the date of grant for options during the year ended March 31, 2003 was ¥781.

The fair value is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003
Risk-free interest rate	0.42%
Expected life	5 years
Expected volatility	37.50%
Expected dividend	1.11%

Dividends and Net Income per Share and per American Depositary Share

Cash dividends declared subsequent to the balance sheet date and designated as applicable to earnings of the period are accrued and charged to retained earnings as of the balance sheet date. Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. The calculation of diluted income per share takes into account the dilutive effect of convertible bonds. Dividends and net income per American Depositary Share are computed on the basis of each American Depositary Share representing five shares of common stock. The calculation of basic and diluted income per share is presented in Note 19.

Revenue Recognition

Sanyo recognizes sales when delivery has occurred or services have been rendered, the sales price is fixed or determinable, persuasive evidence of an arrangement exists, and the collectibility of the resulting receivable is reasonably assured.

Revenue for direct finance leases is recognized over the lease term. Unrealized lease revenue is amortized by the interest method.

In accordance with Emerging Issues Task Force ("EITF") Issue No.01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products", the Company accounts for sales incentives as a reduction of revenue.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of Accounting Reserch Bulletin ("ARB") No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on Sanyo's consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on Sanyo's consolidated results of operations and financial position.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." ("SFAS 154") This Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle.

SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion No. 20 previously required that such a change be reported as a change in accounting principle.

SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with early adoption for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005 is permitted.

The adoption of SFAS 154 is not expected to have a material impact on Sanyo's consolidated results of operations and financial position.

2 UNITED STATES DOLLAR AMOUNTS

The dollar amounts included in the consolidated financial statements and notes thereto for the year ended March 31, 2005 represent the arithmetical results of translating yen to dollars on the basis of ¥107 = US$1, the approximate effective rate of exchange at March 31, 2005.

The inclusion of such dollar amounts is solely for convenience and is not intended to imply that assets and liabilities have been or could be readily converted, realized or settled in dollars at ¥107 = US$1 or at any other rate.

3 SECURITIZATION

For the years ended March 31, 2005, 2004 and 2003, the Company sold trade receivables mainly to a trust bank which securitized these receivables. In these securitizations, the Company retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate the related costs. In addition, the Company retained subordinated interests which were not material.

During the years ended March 31, 2005, 2004 and 2003, proceeds from the transfer of trade receivables were ¥55,935million (US$522,757thousand), ¥49,436million and ¥43,193million, respectively, and losses recognized on those transfers were ¥19million (US$178thousand), ¥19million and ¥19million, respectively.

4 INVENTORIES

Inventories at March 31, 2005 and 2004 comprise the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Finished products	**¥205,829**	¥168,890	**$1,923,636**
Work in process	**73,107**	73,327	**683,243**
Raw materials	**105,040**	91,997	**981,682**
	¥383,976	¥334,214	**$3,588,561**

5 INVESTMENTS AND ADVANCES

Summarized financial information of affiliates that are accounted for by the equity method is as follows:

	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2005 and 2004	**2005**	2004	**2005**
Current assets	**¥232,723**	¥ 90,628	**$2,174,981**
Noncurrent assets	**134,433**	47,853	**1,256,383**
Total assets	**367,156**	138,481	**3,431,364**
Current liabilities	**202,871**	68,183	**1,895,990**
Noncurrent liabilities	**54,995**	18,343	**513,972**
Total liabilities	**257,866**	86,526	**2,409,962**
Net assets	**¥109,290**	¥ 51,955	**$1,021,402**
Sanyo's investment in affiliates	**¥ 46,197**	¥ 25,555	**$ 431,748**
Number of affiliated companies at March 31			
In Japan	**18**	18	
Outside Japan	**9**	9	

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31, 2005, 2004 and 2003	**2005**	2004	2003	**2005**
Results of operations:				
Net sales	**¥349,076**	¥208,673	¥181,170	**$3,262,393**
Net (loss) income	**(3,479)**	5,448	1,713	**(32,514)**
Sanyo's equity in affiliates:				
Net income	**¥ 736**	¥ 1,625	¥ 1,598	**$ 6,879**
Cash dividends	**719**	803	345	**6,720**
Transactions with affiliates:				
Sales to	**¥148,919**	¥ 83,610	¥ 30,705	**$1,391,766**
Purchases from	**82,227**	33,268	33,618	**768,477**

At March 31, 2005, one of the principal affiliates is SANYO EPSON IMAGING DEVICES CORPORATION ("SEID"), in which the Company has a 45.0% equity ownership interest. Sales to affiliates for the year ended March 31, 2005 includes sales of certain assets to SEID. See Note 21 " Supplementary Information to statements of operations and cash flows" for detail.

The aggregate carrying amount and market value of investments in affiliates (for which a quoted market price is available) at March 31, 2005 and 2004 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Carrying amount	¥ 8,248	¥ 7,854	$77,084
Market value	8,770	10,081	81,963

6 INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investments in debt and equity securities included in short-term investments (current assets) and in investments and advances — other (non-current assets) at March 31, 2005 and 2004 are summarized as follows:

	Millions of Yen							
	2005				2004			
	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale								
Debt securities	¥ 13,873	¥ 13,979	¥ 185	¥ 79	¥ 21,260	¥ 21,352	¥ 135	¥ 43
Equity securities	89,700	109,739	25,097	5,058	93,668	125,827	37,175	5,016
	103,573	123,718	25,282	5,137	114,928	147,179	37,310	5,059
Held-to-maturity								
Debt securities	26,600	26,268	0	332	14,672	14,569	20	123
	26,600	26,268	0	332	14,672	14,569	20	123
Total investments in debt and equity securities	¥130,173	¥149,986	¥25,282	¥5,469	¥129,600	¥161,748	¥37,330	¥5,182

	Thousands of U.S. Dollars			
	2005			
	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale				
Debt securities	$ 129,654	$ 130,645	$ 1,729	$ 738
Equity securities	838,318	1,025,598	234,551	47,271
	967,972	1,156,243	236,280	48,009
Held-to-maturity				
Debt securities	248,598	245,495	0	3,103
	248,598	245,495	0	3,103
Total investments in debt and equity securities	$1,216,570	$1,401,738	$236,280	$51,112

Contractual maturities of investments in debt securities classified as available-for-sale securities and held-to-maturity securities at March 31, 2005 are summarized as follows:

	Millions of Yen				Thousands of U.S. Dollars			
	Available-for-sale		Held-to-maturity		Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within 1 year	¥ 3,024	¥ 3,024	¥ 6,519	¥ 6,519	$ 28,262	$ 28,262	$ 60,925	$ 60,925
Due after 1 year through 5 years	—	—	7,247	7,236	—	—	67,729	67,626
Due after 5 years	10,849	10,955	12,834	12,513	101,392	102,383	119,944	116,944
	¥13,873	¥13,979	¥26,600	¥26,268	$129,654	$130,645	$248,598	$245,495

The proceeds from the sale of available-for-sale securities for the years ended March 31, 2005, 2004 and 2003 were ¥34,936 million (US$326,505 thousand), ¥41,295 million and ¥7,004 million, respectively. The gross realized gains and losses on those sales were ¥10,921 million (US$102,065 thousand) and ¥11 million(US$103 thousand), respectively, for the year ended March 31, 2005, ¥13,134 million and ¥785 million, respectively, for the year ended March 31, 2004, and ¥829 million and ¥3,662 million, respectively, for the year ended March 31, 2003.

Gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2005, are as follows:

	Millions of Yen				Thousands of U.S. Dollars			
	Less than 12 Months		12 Months or More		Less than 12 Months		12 Months or More	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale:								
Debt securities	¥ 1,575	¥ 79	¥ —	¥ —	$ 14,720	$ 738	$ —	$ —
Equity securities	3,558	444	16,478	4,614	33,252	4,150	154,000	43,121
	5,133	523	16,478	4,614	47,972	4,888	154,000	43,121
Held-to-maturity:								
Debt securities	10,924	332	—	—	102,093	3,103	—	—
	10,924	332	—	—	102,093	3,103	—	—
Total investments in debt and equity securities	¥16,057	¥ 855	¥16,478	¥4,614	$150,065	$ 7,991	$154,000	$43,121

In evaluating the factors of impairment losses for available-for-sale securities whose fair values are readily determinable, Sanyo presumes a decline to be other-than-temporary if the fair value of the security remains 20 percent below its original cost for an extended period of time (mainly a period up to six months). As a result, at March 31, 2005, Sanyo determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

The aggregate cost of non-marketable equity securities accounted for using cost method totaled ¥20,246 million (US$189,215 thousand) and ¥14,664 million at March 31, 2005 and 2004, respectively. Sanyo did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.

7 OTHER ASSETS

Other assets at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Intangible assets	**¥ 34,577**	¥ 33,793	**$ 323,149**
Long-term prepaid expenses	**20,748**	18,850	**193,907**
Deferred assets	**1,582**	1,335	**14,785**
Long-term investment in financing leases	**132,087**	137,190	**1,234,458**
Other long-term assets	**23,583**	10,713	**220,402**
Balance at end of year	**¥212,577**	¥201,881	**$1,986,701**

8 LEASES

The Company and its subsidiaries have capital and operating leases for certain machinery and equipment. At March 31, 2005 and 2004, the gross amount of machinery and equipment recorded under capital leases was ¥40,609 million(US$379,523 thousand) and ¥40,596 million, and the related accumulated depreciation was ¥26,771 million (US$250,196 thousand) and ¥25,021 million, respectively. Minimum lease payments for operating leases were ¥3,833million (US$35,822 thousand) and ¥3,862 million for the years ended March 31, 2005 and 2004, respectively.

Future minimum lease payments under non-cancelable capital leases and operating leases at March 31, 2005 are as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2006	¥ 8,654	¥ 3,569	$ 80,878	$ 33,355
2007	8,731	2,973	81,598	27,785
2008	1,804	1,756	16,860	16,411
2009	1,295	1,121	12,103	10,476
2010	853	499	7,972	4,664
Thereafter	1,202	1,850	11,234	17,290
Total minimum lease payments	22,539	¥11,768	210,645	$109,981
Less amount representing interest	1,118		10,449	
Present value of net minimum lease payments	21,421		200,196	
Less current portion	8,354		78,075	
Long-term capital lease obligations	¥ 13,067		$122,121	

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases. Investments in non-cancelable financing leases at March 31, 2005 and 2004 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Total minimum lease payments to be received	**¥ 205,622**	¥ 216,757	**$1,921,701**
Less amounts representing estimated executory cost	**5,041**	5,052	**47,112**
Less unearned income	**19,689**	21,648	**184,010**
	180,892	190,057	**1,690,579**
Less allowance for doubtful receivables	**2,342**	1,906	**21,887**
Net investment in financing leases	**178,550**	188,151	**1,668,692**
Less current portion	**46,463**	50,961	**434,234**
Long-term investment in financing leases	**¥132,087**	¥ 137,190	**$1,234,458**

The aggregate annual maturities of the investments in non-cancelable financing leases after March 31, 2005 are as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 53,508	$ 500,075
2007	52,213	487,972
2008	40,231	375,990
2009	28,288	264,374
2010 and thereafter	31,382	293,290
	¥205,622	$1,921,701

9 GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Balance at beginning of year	**¥9,431**	¥6,036	**$88,140**
Goodwill acquired during the year	**—**	3,395	**—**
Goodwill decreased by impairment loss	**6,790**	—	**63,458**
Balance at end of year	**¥2,641**	¥9,431	**$24,682**

During the year ended March 31, 2005, Sanyo performed the annual impairment test for goodwill and recorded an impairment loss of ¥6,790 million (US$63,458 thousand) in the Consumer division and the Component division . This impairment charge reflected the overall decline in the fair value of a subsidiary within the Consumer division and the Component division. The fair value of that reporting unit was estimated principally using the expected present value of future cash flows.

Intangible assets not subject to amortization principally consist of land leaseholds at March 31, 2005 and 2004 of ¥1,119 million (US$10,458 thousand) and ¥825 million, respectively.

Intangible assets subject to amortization at March 31, 2005 and 2004 were as follows.

	Millions of Yen			
	2005		2004	
	Gross Carrying Amounts	Accumulated Amortization	Gross Carrying Amounts	Accumulated Amortization
Software	**¥54,370**	**¥25,047**	¥37,330	¥14,871
Other	**3,328**	**1,676**	531	259
Total	**¥57,698**	**¥26,723**	¥37,861	¥15,130

	Thousands of U.S. Dollars	
	2005	
	Gross Carrying Amounts	Accumulated Amortization
Software	**$508,131**	**$234,084**
Other	**31,103**	**15,664**
Total	**$539,234**	**$249,748**

Aggregate amortization expense for the years ended March 31, 2005, 2004, and 2003 was ¥9,856 million (US$92,112 thousand), ¥6,256 million, and ¥5,410 million, respectively. Estimated amortized expense for the next five years ending March 31 is ¥9,061 million in 2006, ¥7,344 million in 2007, ¥4,975 million in 2008, ¥2,956 million in 2009, and ¥1,265 million in 2010.

10 SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term bank loans, which are principally uncollateralized, include bank overdrafts and trade acceptances payable of foreign subsidiaries.

The amount of unused lines of credit was approximately ¥974,000 million (US$9,102,804 thousand) at March 31, 2005.

Short-term borrowings at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Short-term bank loans with interest ranging from 0% to 5.85% and from 0% to 5.60% at March 31, 2005 and March 31, 2004, respectively	**¥370,531**	¥342,830	**$3,462,907**
Commercial paper with interest rate ranging from 0.05% to 0.09% and from 0.01% to 1.41% at March 31, 2005 and March 31, 2004, respectively	**38,000**	43,740	**355,140**
	¥408,531	¥386,570	**$3,818,047**

Long-term debt at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Loans, principally from banks and insurance companies, due 2005 to 2019 with interest rates ranging from 0% to 9.50% at Mach 31,2005, and due 2004 to 2015 with interest rates ranging from 0% to 13.20% at March 31, 2004:			
Collateralized (a)	**¥ 812**	¥ 13,120	**$ 7,589**
Uncollateralized	**489,395**	372,601	**4,573,785**
Uncollateralized convertible yen bonds (b):			
1.6% convertible bonds due November 2004	**—**	49,898	**—**
Uncollateralized convertible euroyen bonds:			
0% bonds issued by a consolidated subsidiary due March 2009	**4,322**	4,322	**40,393**
Uncollateralized bonds (b):			
3.10% bonds due May 2007	**20,000**	20,000	**186,916**
3.35% bonds due May 2009	**30,000**	30,000	**280,374**
1.925% bonds due June 2005	**20,000**	20,000	**186,916**
2.325% bonds due June 2008	**20,000**	20,000	**186,916**
1.33% bonds due August 2005	**20,000**	20,000	**186,916**
1.82% bonds due August 2007	**30,000**	30,000	**280,374**
0.78% bonds due May 2007	**30,000**	30,000	**280,374**
1.25% bonds due May 2009	**20,000**	20,000	**186,916**
0.53% bonds due June 2010	**20,000**	20,000	**186,916**
0.82% bonds due June 2013	**10,000**	10,000	**93,457**
1.52% bonds due August 2011	**30,000**	—	**280,374**
2.02% bonds due August 2014	**30,000**	—	**280,374**
2.4% bonds issued by a consolidated subsidiary due June 2005	**5,000**	5,000	**46,729**
1.63% bonds issued by a consolidated subsidiary due July 2004	**—**	5,000	**—**
1.63% bonds issued by a consolidated subsidiary due July 2004	**—**	5,000	**—**
2.00% bonds issued by a consolidated subsidiary due November 2006	**5,000**	5,000	**46,729**
2.00% bonds issued by a consolidated subsidiary due November 2006	**5,000**	5,000	**46,729**
2.42% bonds issued by a consolidated subsidiary due March 2010	**15,000**	15,000	**140,186**
0.80% bonds issued by a consolidated subsidiary due April 2004	**—**	10,000	**—**
1.03% bonds issued by a consolidated subsidiary due March 2009	**10,000**	10,000	**93,457**
0.79% bonds issued by a consolidated subsidiary due September 2005	**3,000**	3,000	**28,037**
0.39% bonds issued by a consolidated subsidiary due March 2006	**1,000**	—	**9,346**
1.20% bonds issued by a consolidated subsidiary due August 2009	**300**	—	**2,804**
	818,829	722,941	**7,652,607**
Less: amount due within one year	**139,101**	160,884	**1,300,009**
	¥679,728	¥562,057	**$6,352,598**

(a) These loans are collateralized by property, plant and equipment belonging to the Company's subsidiaries with a book value of ¥5,002 million (US$46,748 thousand).

(b) The Company and certain subsidiaries may not pledge their property or assets for any future borrowings without granting the same or equivalent collateral to the bondholders.

Substantially all of the uncollateralized loan agreements permit the lender to require collateral or guarantors for such loans.

The aggregate annual maturities of long-term debt at March 31, 2005 are as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥126,076	$1,178,280
2008	177,869	1,662,327
2009	76,417	714,178
2010	130,788	1,222,318
2011 and thereafter	168,578	1,575,495
	¥679,728	$6,352,598

Under the terms of the agreements of the convertible bonds outstanding at March 31, 2005, redemption and conversion options are as follows:

	Redeemable		Current Conversion
	On or After	Price Range	Price per Share
Convertible euroyen bonds:*			
0% convertible bonds issued by a consolidated subsidiary due March 2009	Apr. 1, 2004	104%–100%	¥2,980.00

*Maybe repurchased at any time on the open market.

11 SEVERANCE AND PENSION PLANS

Employees who terminate their service with the Company or its principal domestic subsidiaries are, under most circumstances, entitled to lump-sum payments or an annuity determined by reference to current basic rates of pay, retirement benefits points, length of service and conditions under which the terminations occur.

The Company and its principal subsidiaries also provide retirement benefits for their directors.

Severance and pension costs of the Company and its principal domestic subsidiaries include the following components for the years ended March 31, 2005, 2004 and 2003:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	**2005**
Service cost	**¥15,351**	¥17,363	¥23,902	**$143,467**
Interest cost	**13,496**	17,902	20,349	**126,131**
Expected return on plan assets	**(4,763)**	(6,567)	(9,068)	**(44,514)**
Amortization:				
Net transition obligation at date of adoption	**824**	824	824	**7,701**
Prior service cost	**(1,844)**	(1,844)	(329)	**(17,234)**
Actuarial losses	**10,177**	14,648	10,829	**95,112**
Net periodic benefit cost	**¥33,241**	¥42,326	¥46,507	**$310,663**

Assumptions used in determining the net periodic benefit cost for the years ended March 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Discount rate	**2.0–3.0%**	2.0–3.0%	2.75–3.0%
Long-term rate of salary increase	**3.1%**	2.9%	2.9%
Long-term rate of return on fund assets	**2.0–3.0%**	2.0–3.0%	3.0–3.5%

The long-term rate of return on fund assets is based on the projected and actual return on each pension fund.

The following table sets forth the changes in benefit obligation, plan assets and funded status at March 31, 2005 and 2004.

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Change in benefit obligation:			
Benefit obligation at beginning of year	**¥462,733**	¥628,232	**$4,324,607**
Service cost	**15,351**	17,363	**143,467**
Interest cost	**13,496**	17,902	**126,131**
Plan participants' contributions	**485**	510	**4,533**
Plan amendment	**—**	(22,724)	**—**
Transfer to the Japanese government of the substitutional portion of welfare pension	**—**	(154,105)	**—**
Actuarial losses	**31,691**	5,930	**296,178**
Benefits paid	**(29,457)**	(30,375)	**(275,299)**
Benefit obligation at end of year	**494,299**	462,733	**4,619,617**
Change in plan assets:			
Fair value of plan assets at beginning of year	**177,342**	236,460	**1,657,402**
Actual return on plan assets	**7,891**	16,170	**73,748**
Employer contributions	**22,205**	21,827	**207,523**
Plan participants' contributions	**485**	510	**4,533**
Transfer to the Japanese government of the substitutional portion of welfare pension	**—**	(82,353)	**—**
Benefits paid	**(15,728)**	(15,272)	**(146,991)**
Fair value of plan assets at end of year	**192,195**	177,342	**1,796,215**
Funded status:			
Benefit obligation in excess of plan assets	**302,104**	285,391	**2,823,402**
Unrecognized net transition obligation at date of adoption	**(549)**	(1,371)	**(5,131)**
Unrecognized prior service cost	**31,519**	33,363	**294,570**
Unrecognized actuarial loss	**(211,063)**	(198,924)	**(1,972,551)**
Net amount recognized	**122,011**	118,459	**1,140,290**
Reconciliation to accrued pension liability:			
Minimum pension liability included in accumulated other comprehensive income, before tax	**92,783**	90,013	**867,131**
Accrued pension liability recognized in the consolidated balance sheets	**¥214,794**	¥208,472	**$2,007,421**

The measurement dates of the retirement benefit obligation and fund assets as of March 31, 2005 and 2004 are December 31, 2004 and 2003, respectively.

Assumptions used in accounting for the retirement benefit obligations as of March 31, 2005 and 2004 are as follows:

	2005	2004
Discount rate	**2.0–2.5%**	2.0–3.0%
Long-term rate of salary increase	**3.4%**	3.1%

Accumulated benefit obligations at March 31, 2005 and 2004 are ¥403,530 million (US$3,771,308 thousand) and ¥385,814 million, respectively. There is no pension fund in which the fair value of fund assets exceeds the accumulated benefit obligation. The estimated contribution amount to fund assets by the Company and its principal subsidiaries for the year ending March 31, 2006 is ¥23,100 million (US$215,888 thousand).

Future benefit payments are expected as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 26,000	$ 242,991
2007	26,500	247,663
2008	29,200	272,897
2009	29,800	278,505
2010	27,200	254,205
2011-2015	133,000	1,242,991
	¥271,700	$2,539,252

The Company and its principal subsidiaries' fund assets at March 31, 2005 and 2004 consisted of the following components:

	2005	2004
Equity securities	43%	40%
Debt securities	19%	27%
General accounts of life insurance company	19%	22%
Others	19%	11%
	100%	100%

Sanyo's investment policy to fund assets is to secure pension assets so that it can ensure to grant pensions to beneficiaries in the future.

Fund assets are employed by taking into consideration the long-term rate of return, based on the most suitable combination of basic portfolio, i.e., equity securities or debt securities.

The basic portfolio is made by the mid-long term point of view. If amendment is needed to achieve the long-term rate of return, Sanyo reexamines the basic portfolio as necessary.

12 STOCK OPTION PLANS

The Company has four stock option plans to provide for grants of options to purchase shares of common stock for all its directors and certain key employees. The 2004, 2003, 2002 and 2001 Stock Incentive Plan authorizes the issuance of options to purchase up to 3,600,000, 2,500,000, 1,800,000 and 1,029,000 shares of common stock, respectively. The options granted are vested over two years and are exercisable over a maximum of two years after the options are vested.

A summary of stock option plan activity for the years ended March 31, 2005, 2004 and 2003 is as follows:

	Number of Options (Shares)	Weighted Average Exercise Price	
		Yen	U.S. Dollars
Options outstanding at March 31, 2002	2,041,000	¥902	
Granted	1,493,000	558	
Exercised	—	—	
Canceled	—	—	
Options outstanding at March 31, 2003	3,534,000	757	
Granted	2,409,000	481	
Exercised	—	—	
Canceled	—	—	
Options outstanding at March 31, 2004	5,943,000	645	
Granted	3,094,000	455	$4.25
Exercised	—	—	—
Canceled	—	—	—
Expired	(1,029,000)	977	9.13
Options outstanding at March 31, 2005	**8,008,000**	**¥529**	**$4.94**
Options exercisable:			
March 31, 2003	**1,029,000**	**¥977**	**$9.13**
March 31, 2004	**2,041,000**	**902**	**8.43**
March 31, 2005	**2,505,000**	**666**	**6.22**

The following table summarizes information about stock options outstanding at March 31, 2005:

	Options Outstanding				Options Exercisable		
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price	
Range of Exercise Prices			Yen	U.S. Dollars		Yen	U.S. Dollars
¥455 to ¥481	5,503,000	2.0	¥466	$4.36	—	¥ —	$ —
¥558 to ¥826	2,505,000	0.8	666	6.22	2,505,000	666	6.22
	8,008,000	1.6	¥529	$4.94	2,505,000	¥666	$6.22

SANYO Electric Credit Co., Ltd. has a stock option plan to provide for grants of options to purchase shares of common stock for all its directors and certain key employees. The 2002 Stock Incentive Plan authorizes the issuance of options to purchase up to 350,000 shares of common stock. The options granted are vested over two years and are exercisable over a maximum of three years after the options are vested.

A summary of stock option plan activity for the years ended March 31, 2005, 2004 and 2003 is as follows:

	Number of Options (Shares)	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life
		Yen	U.S. Dollars	
Options outstanding at March 31, 2002	—	—		
Granted	329,500	¥3,104		
Exercised	—	—		
Canceled	—	—		
Options outstanding at March 31, 2003	329,500	3,104		
Granted	—	—		
Exercised	—	—		
Canceled	—	—		
Options outstanding at March 31, 2004	329,500	3,104		
Granted	—	—	—	
Exercised	—	—	—	
Canceled	—	—	—	
Options outstanding at March 31, 2005	**329,500**	**¥3,104**	**$29.01**	**2.3**
Options exercisable:				
March 31, 2003	—	—		
March 31, 2004	—	—		
March 31, 2005	**329,500**	**¥3,104**	**$29.01**	

13 COMMITMENTS AND CONTINGENT LIABILITIES

Substantially all of Sanyo's rental expense relates to operating leases for office space and warehouses. Such leases are customarily renewed, and total rental expense is not significant. (See Note8.) Commitments outstanding at March 31, 2005 for the purchase of property, plant and equipment approximated ¥4,629 million (US$43,262 thousand).Contingent liabilities at March 31, 2005 for notes discounted in the ordinary course of business, consumer loans guaranteed by a financing subsidiary and other loans guaranteed amounted to ¥13,911 million (US$130,009 thousand), ¥101,062 million (US$944,505 thousand) and ¥42,542 million (US$397,589 thousand), respectively. No material loss is anticipated by management as a result of these discounted notes and guaranteed loans.

Sanyo guarantees the quality or performance of its products and services for a certain period. The movement in the provision for warranty costs for the years ended March 31, 2005 and 2004 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Balance at beginning of year	**¥5,231**	¥4,644	**$48,888**
Provision for the warranty costs added during the period	**4,709**	4,290	**44,009**
Warranty paid during the period	**(4,425)**	(3,525)	**(41,355)**
Adjustment	**23**	(178)	**215**
Balance at end of year	**¥5,538**	¥5,231	**$51,757**

The Company and its subsidiaries are defendants in several lawsuits. In the opinion of management, these lawsuits are without merit and will not materially affect Sanyo's operations, financial position or cash flows.

14 FINANCIAL INSTRUMENTS

Sanyo used the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate such a value:

(a) Cash and cash equivalents, trade and finance receivables, short-term borrowings, current portion of long-term debt and trade payables

The carrying amount approximates fair value because of the short maturities of these instruments.

(b) Short-term investments

The fair value of short-term investments is based on quoted market prices. (See Note 6.)

(c) Investments and advances

The fair value of certain investments is based on quoted market prices. For other investments which have no quoted market prices, a reasonable estimate of fair value cannot be made without incurring excessive costs. (See Note 6.)

(d) Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using an appropriate current discount rate.

(e) Foreign currency exchange forward contracts

The fair value of foreign currency exchange forward contracts is estimated by obtaining quotes from brokers.

(f) Interest rate and currency swap agreements

The fair value of interest rate and currency swap agreements is estimated based on discounted cash flows using current interest and exchange rates.

Sanyo does not hold or issue any financial instruments for trading purposes.

Although Sanyo may be exposed to losses in the event of nonperformance by counterparties or interest and currency fluctuations, it does not anticipate significant losses from the arrangements previously described.

The estimated fair values of financial instruments as of March 31, 2005 and 2004 are as follows:

	Millions of Yen					
	2005			2004		
	Notional Amount	Carrying Amount	Fair Value	Notional Amount	Carrying Amount	Fair Value
Long-term debt	**¥ —**	**¥679,728**	**¥689,992**	¥ —	¥562,057	¥588,692
Foreign currency forward contracts-selling	**162,072**	**(2,192)**	**(2,192)**	76,225	1,091	1,091
Foreign currency forward contracts-buying	**11,947**	**(103)**	**(103)**	24,988	393	393
Currency option contracts-selling	**1,374**	**(73)**	**(73)**	6,024	(579)	(579)
Currency option contracts-buying	**343**	**0**	**0**	2,008	8	8
Interest rate and currency swap	**263,907**	**(1,320)**	**(1,320)**	320,855	(2,926)	(2,926)

	Thousands of U.S. Dollars		
	2005		
	Notional Amount	Carrying Amount	Fair Value
Long-term debt	**$ —**	**$6,352,598**	**$6,448,523**
Foreign currency forward contracts-selling	**1,514,692**	**(20,486)**	**(20,486)**
Foreign currency forward contracts-buying	**111,654**	**(963)**	**(963)**
Currency option contracts-selling	**12,841**	**(682)**	**(682)**
Currency option contracts-buying	**3,206**	**0**	**0**
Interest rate and currency swap	**2,466,421**	**(12,336)**	**(12,336)**

The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that could be realized in the current market. The use of different market assumptions or valuation methodologies may have an effect on the estimated fair value amounts.

15 DERIVATIVES AND HEDGING

Risk management policy

Sanyo operates, manufactures and sells electronic products and provides certain financial services in various locations around the world. Sanyo's activities expose it mainly to risks related to the effects of changes in foreign currency exchange rates and interest rates. Derivatives are held in accordance with the formally documented risk management program. Sanyo utilizes certain derivatives to manage its foreign currency and interest risk exposure, including forecasted transactions. Sanyo holds derivatives for purposes other than trading.

Foreign currency exchange risk management

Sanyo maintains a foreign-currency risk management strategy in which derivatives are used to minimize exposure and to reduce risk from exchange rate fluctuations. Foreign currency forward contracts and foreign currency swaps are not designated, and do not qualify, as hedges since they do not meet the requirements for hedge accounting. Changes in the fair value of these contracts and the foreign currency translation gain or loss arising from assets and liabilities denominated in foreign currencies are reported as a component of other income and expense in the consolidated statements of operations.

Interest rate risk management

Sanyo maintains an interest rate risk management strategy in which derivatives are used to reduce risk from interest rate fluctuations. Sanyo's goals are to manage interest rate sensitivity by modifying the characteristics of its debt and to lower the cost of its borrowing rates where possible.

Fair value hedges

Sanyo uses interest rate swaps to convert a portion of its nonprepayable fixed-rate debt into floating-rate debt. The resulting cost of funds is lower than it would be if floating-rate debt were issued directly. Under an interest rate swap contract, Sanyo agrees with other parties to exchange the difference between fixed-rate and floating-rate interest amounts calculated based on an agreed-upon notional amount.

The fair value of derivatives and changes in the fair value of the underlying hedged items are reported in the balance sheets. Changes in the fair value of these derivatives and underlying hedged items are generally offset and are recorded in each period as interest expense. There were no transactions that ceased to qualify as fair value hedges during the year ended March 31, 2005.

Cash flow hedges

Sanyo has entered into pay fixed, receive floating interest rate swaps to hedge the interest rate exposure of future interest payments.

For these cash flow hedge transactions, the fair values of the derivatives are recorded in the balance sheets. The effective portion of changes in the fair values of these derivatives are first recorded in other comprehensive loss and are then reclassified as interest expense in the period in which earnings are impacted by the hedged items. There were no transactions that ceased to qualify as cash flow hedges during the year ended March 31, 2005. The ineffective portion of hedges recorded as interest expense in the current period was not material. Assuming that the market rates of interest remains the same as the rate at March 31, 2005, a ¥420 million ($3,925 thousand) loss, included in other comprehensive loss, net of taxes and minority interests of ¥929 million ($8,682 thousand), is expected to be recognized in earnings over the next twelve months. The maximum term over which Sanyo is hedging exposures to the variability of cash flows is nine years.

16 STOCKHOLDERS' EQUITY

Under the Commercial Code of Japan (the "Code"), the entire amount of the issue price of new shares issued upon conversion of convertible debt to common stock is required to be capitalized as stated capital, although the Company may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

The Code provides that an amount equivalent to at least 10% of cash appropriations of retained earnings be appropriated as a legal reserve until the aggregated amount of additional paid-in capital and the legal reserve equal 25% of a company's stated capital. The legal reserve of Sanyo, amounting to ¥36,736 million (US$343,327 thousand) and ¥36,328 million, respectively, was included in retained earnings at March 31, 2005 and 2004.

17 INCOME TAXES

Sanyo is subject to a number of different income taxes which, in aggregate, result in a statutory income tax rate in Japan of approximately 40.5% for the year ended March 31, 2005 and 42% for the years ended March 31, 2004 and 2003.

Reconciliations of the difference between the statutory income tax rate and the effective income tax rate for the years ended March 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Statutory income tax rate	**40.5%**	42.0%	42.0%
(Decrease) increase in taxes resulting from:			
Change in valuation allowance	**(208.9)**	9.8	(12.2)
Effect of change in statutory tax rate	**—**	4.0	(8.8)
Expenses not deductible for tax purposes	**(0.5)**	0.3	(0.8)
Tax credits	**0.2**	(1.1)	0.1
Differences in statutory tax rates of foreign subsidiaries	**5.1**	(6.7)	1.9
Other	**(0.6)**	13.7	(3.1)
Effective income tax rate	**(164.2)%**	62.0%	19.1%

The significant components of deferred income tax assets and deferred income tax liabilities at March 31, 2005 and 2004 are as follows.

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Deferred income tax assets:			
Accrued pension and severance costs	**¥77,434**	¥76,776	**$723,682**
Accrued expenses	**25,410**	15,695	**237,477**
Operating loss carryforwards	**79,640**	39,278	**744,299**
Inventories	**8,870**	8,323	**82,897**
Allowance for doubtful accounts	**12,198**	9,797	**114,000**
Property, plant and equipment	**19,741**	11,196	**184,495**
Enterprise taxes	**898**	664	**8,393**
Long-term investments	**346**	4,872	**3,234**
Other	**31,682**	21,046	**296,093**
Gross deferred income tax assets	**256,219**	187,647	**2,394,570**
Less valuation allowance	**(197,314)**	(27,841)	**(1,844,056)**
Total deferred income tax assets	**58,905**	159,806	**550,514**
Deferred income tax liabilities:			
Deferred income	**(5,422)**	(5,811)	**(50,673)**
Deferred expenses	**—**	(70)	**—**
Other	**(3,060)**	(2,714)	**(28,598)**
Gross deferred income tax liabilities	**(8,482)**	(8,595)	**(79,271)**
Net deferred income tax assets	**¥50,423**	¥151,211	**$471,243**

Net changes in the total valuation allowance for the years ended March 31, 2005 and 2004 were an increase of ¥169,473 million (US$1,583,860 thousand) and an increase of ¥2,481 million, respectively.

Operating loss carryforwards at March 31, 2005 amounted to approximately ¥194,953 million (US$1,821,991 thousand) and are available for offset against future taxable income. These will expire mainly in the periods from ending March 31,2007, through 2012.

18 RESEARCH AND DEVELOPMENT, SHIPPING AND HANDLING, AND ADVERTISING EXPENSES

Research and development expenses for the years ended March 31, 2005, 2004, and 2003 were ¥131,828 million (US$1,232,037 thousand), ¥125,206 million and ¥120,833 million, respectively.

Shipping and handling expenses which are included in selling, general and administrative expenses for the years ended March 31, 2005, 2004 and 2003 were ¥52,155 million (US$487,430 thousand), ¥45,119 million and ¥43,802 million, respectively.

Advertising expenses which are included in selling, general and administrative expenses for the years ended March 31, 2005, 2004, and 2003 were ¥14,859 million (US$138,869 thousand), ¥15,826 million and ¥15,839 million, respectively.

19 (LOSS) INCOME PER SHARE

(Loss) income per share for the years ended March 31, 2005, 2004 and 2003 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	**2005**
Basic income per share calculation:				
Income (numerator):				
Net (loss) income	**¥ (171,544)**	¥ 13,400	¥ (61,671)	**$(1,603,215)**
Shares, thousands (denominator):				
Weighted average number of shares	**1,854,947**	1,855,193	1,863,198	
Basic (loss) income per share (yen and U.S. dollars)	**¥ (92.5)**	¥ 7.2	¥ (33.1)	**$ (0.864)**
Diluted income per share calculation:				
Income (numerator):				
Net (loss) income	**¥ (171,544)**	¥ 13,400	¥ (61,671)	**$(1,603,215)**
Interest on convertible bonds, net of tax	**—**	—	—	**—**
Adjusted net (loss) income	**¥ (171,544)**	¥ 13,400	¥ (61,671)	**$(1,603,215)**
Shares, thousands (denominator):				
Weighted average number of shares	**1,854,947**	1,855,193	1,863,198	
Assumed conversion of convertible bonds	**—**	—	—	
Assumed exercise of stock options	**—**	100	—	
Adjusted weighted average number of shares	**1,854,947**	1,855,293	1,863,198	
Diluted (loss) income per share (yen and U.S. dollars)	**¥ (92.5)**	¥ 7.2	¥ (33.1)	**$ (0.864)**

The calculation of the weighted average number of shares for diluted income per share for the years ended March 31, 2005, 2004 and 2003 did not include incremental shares of 32,109 thousand, 48,164 thousand and 48,164 thousand, respectively, from assumed conversions of convertible bonds since their effects were antidilutive.

20 VARIABLE INTEREST ENTITIES

A subsidiary in the financing business uses Special Purpose Entities ("SPEs") in structured finance to liquidate customers' lands and buildings. The SPEs were determined to be variable interest entities ("VIEs") under FIN46R. As of March 31, 2005, the subsidiary provided mezzanine loans of ¥25,092 million (US$234,505 thousand) and invested ¥306 million (US$2,860 thousand) in equity to the SPEs. Risks the subsidiary was exposed to were limited to the loans and investments in equity. The total assets of the SPEs was ¥95,287 million (US$890,533) as of March 31, 2005. The consolidated subsidiaries were primary beneficiaries of three VIEs and consolidated the entities. The total assets of the consolidated VIEs was ¥12,832 million (US$119,925 thousand). Creditors of the consolidated VIEs had no recourse to the Company's assets.

The subsidiary also provided loans, and investments in equity to entities in the credit-card industry, automobile retail company and other service companies. The companies were determined to be VIEs. As of March 31, 2005, the subsidiary provided loans of ¥14,382 million (US$134,411 thousand) and invested ¥2,258 million (US$21,103 thousand) in equity. Risks the subsidiary was exposed to were limited to the loans and investments in equity. The total assets of these VIEs was ¥62,654 million (US$585,551 thousand) at March 31,2005. The subsidiary was the primary beneficiary of two VIEs and consolidated the entities. The total assets of the consolidated VIEs was ¥3,274 million (US$30,598 thousand). Creditors of the consolidated VIEs had no recourse to the Company's assets.

21 SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS AND CASH FLOWS

Supplementary information to statements of operations for the years ended March 31, 2005, 2004 and 2003 is as follows:

Loss on earthquake

Loss on earthquake includes various losses and costs of Niigata SANYO Electronic Co., Ltd. The consolidated subsidiary is one of Sanyo's main semiconductor manufacturers and was heavily damaged by the series of earthquakes in the Chuetsu region of Niigata Prefecture on October 23, 2004.

The losses comprise as follows:

Year ended March 31, 2005	Millions of Yen	Thousands of U.S. Dollars
Loss on disposal of fixed assets	¥ 18,122	$ 169,364
Loss on disposal of damaged inventories	5,083	47,505
Repair and restoration expenses	19,168	179,140
	¥42,373	$396,009

Repair and restoration expenses include repair expenses for the damaged utilities and machineries which are amounted to ¥14,200 million (US$132,710 thousand).

Other income and expenses

	Millions of Yen 2005	2004	2003	Thousands of U.S. Dollars 2005
Other income:				
Gain on sale on equity securities	**¥ 10,474**	¥ 12,117	¥ 6,038	**$ 97,888**
Net rental income received (a)	**4,726**	4,604	4,168	**44,168**
Equity in earnings of affiliated companies	**2,661**	2,651	3,150	**24,869**
Other	**9,262**	8,181	16,382	**86,561**
	¥ 27,123	¥ 27,553	¥ 29,738	**$ 253,486**
Other expenses				
Exchange loss, net	**¥ 1,267**	¥ 16,508	¥ 6,075	**$ 11,841**
Impairment loss on investment securities	**3,676**	2,643	78,197	**34,355**
Impairment and disposal of investments and bad debts	**7,257**	7,238	22,306	**67,823**
Loss on disposal of fixed assets (b)	**14,459**	9,397	5,638	**135,131**
Impairment loss on fixed assets (c)	**7,338**	—	—	**68,579**
Impairment loss on goodwill (d)	**6,790**	—	—	**63,458**
Extra payments of retirement benefit (b)	**14,719**	6,208	16,446	**137,561**
Provision for loss from real estate development	**1,600**	7,570	—	**14,953**
Other (e)	**23,475**	19,119	42,023	**219,393**
	¥ 80,581	¥ 68,683	¥170,685	**$ 753,094**

(a) Net rental income relates to mainly office space rent to third parties.

(b) For the year ended March 31 2005, loss on disposal of fixed assets mainly comprises a replacement of LSI manufacturing machinery in the Tokyo plant and battery manufacturing machinery in Kaizuka plant as well as reformation expenses related to a change in the facility layout in the Tokyo plant to improve manufacturing processes. Extra payments of retirement benefits in the year ended March 31 2005 mainly related to the reformation of Tokyo plant where the Company implemented an employee transfer program, paying a one-off additional retirement benefit to employees who were transferred to a manufacturing subsidiary, for the compensation of a change in the working condition.
For the year ended March 31, 2004, 2003, the extra benefits were related to transferring manufacturing functions from domestic factories to overseas factories, for mainly home appliances such as vacuum cleaners and microwave ovens in 2004 and for mainly home air conditioner in 2003.

(c) Impairment losses on fixed assets, recognized in accordance with FAS No.144 "Accounting for the impairment or Disposal of Long-Lived Assets, " relates to an idle land. The land was scheduled to be leased to a third party in the year ended March 31, 2004 and the Company concluded there were no impairment required in the year ended March 31, 2004.
In the year ended March 31, 2005, the development and leasing plan was postponed and management concluded to write the land down to its net selling price.

(d) See Note 9 "Goodwill and intangible assets" for the detail on the impairment loss on goodwill, recognized in accordance with FAS No.142 "Goodwill and Other Intangible Assets."

(e) Other expense for the year ended March 31, 2005, includes depreciation expenses of idle production facilities , which is amounted to ¥5,490 million (US$51,308 thousand), and also includes charges for repairing recalled laundry machines amounting to ¥2,074 million (US$19,383 thousand). For the year ended March 31, 2004, other expense includes impairment loss on foreign joint venture investments amounting to ¥8,028 million and impairment loss on real estates amounting to ¥8,636 million.

Supplementary information relating to the statements of cash flows for the years ended March 31, 2005, 2004, and 2003 is as follows:

	Millions of Yen 2005	2004	2003	Thousands of U.S. Dollars 2005
Supplemental disclosures of cash flow information:				
Cash paid during the period for:				
Interest	**¥15,296**	¥14,104	¥16,698	**$142,953**
Income taxes	**18,538**	24,442	25,062	**173,252**
Conversion of convertible bonds issued by a consolidated subsidiary	**—**	430	2	**—**

On October 1, 2004, Sanyo founded SANYO EPSON IMAGING DEVICES CORPORATION ("SEID") with Seiko Epson Corporation and contributed certain assets and liabilities aggregating ¥62,466 million (US$583,794 thousand) and ¥15,312 million (US$143,103 thousand), respectively. As a result, the Company acquired a 45% interest in SEID.

ChuoAoyama PricewaterhouseCoopers

To the Stockholders and the Board of Directors
SANYO Electric Co., Ltd.

We have audited the accompanying consolidated balance sheets of SANYO Electric Co., Ltd. and its subsidiaries as of March 31, 2005 and 2004 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2005, expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The information relating to segments of a business enterprise required to be disclosed in financial statements by Statement of Financial Accounting Standards No. 131 under accounting principles generally accepted in the United States of America is not presented in the accompanying financial statements.

In our opinion, except for omission of the information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SANYO Electric Co., Ltd. and its subsidiaries as of March 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

ChuoAoyama PricewaterhouseCoopers

Osaka, Japan
June 29, 2005

Directors and Corporate Auditors / Officers

DIRECTORS AND CORPORATE AUDITORS

(As of June 29, 2005)

Directors

Executive Director
Satoshi Iue

Executive Director & Chairman
Tomoyo Nonaka

Executive Director & President
Toshimasa Iue

Executive Director
Yoichiro Furuse

Director & Vice Chairman
Sadao Kondo

Director & Corporate Senior Adviser
Yukinori Kuwano

Directors
Nobuaki Kumagai (Outside Director)
Louis E. Lataif (Outside Director)
Satoshi Inoue
Osamu Kajikawa

Corporate Auditors

Corporate Executive Auditors
Ryota Tominaga
Kenzo Kurokawa
Toshiya Uchida

Corporate Auditors

Toshio Morikawa (Outside Corporate Auditor)
Hiroshi Toda (Outside Corporate Auditor)
Osamu Okamoto(Outside Corporate Auditor)

OFFICERS

(As of June 29, 2005)

Chairman & CEO
Tomoyo Nonaka

President & COO
Toshimasa Iue

Executive Vice President & CFO
Yoichiro Furuse

Executive Officers
Satoshi Inoue
Osamu Kajikawa
Yasusuke Tanaka
Hiroshi Ono
Akira Kan
Mitsuru Honma
Shinichi Miki

Senior Officers
Teruo Tabata
Toshiaki Iue
Takenori Ugari
Yoshihiro Nishiguchi
Tadao Shimada
Yoshio Iwasa

Officers
Akiyoshi Takano
Shosaku Kurome
Shinya Tsuda
Keiichi Yodoshi
Nobuaki Matsuoka
Takuya Kobayashi
Tsutomu Nozaki
Michihiro Shigeta
Tsutomu Asano
Katsuhisa Kawashima
Kohei Wakayama
Kazuhiro Takeda
Masato Ito
Seiichiro Sano
Hidetoshi Arima
Sousei Takeuchi
Morihiro Kubo

Principal Consolidated Subsidiaries/ Principal Overseas Subsidiaries and Affiliates

PRINCIPAL CONSOLIDATED SUBSIDIARIES

(As of March 31, 2005)

SANYO ELECTRIC CREDIT CO.,LTD
Principal Business:Installment Sales,Leasing,and Financing

TOTTORI SANYO Electric Co.,Ltd
Principal Business:Manufacture and Sales of Electronic Parts

NIIGATA SANYO ELECTRONIC CO.,LTD
Principal Business:Manufacture and Sales of Semiconductors

KANTO SANYO Semiconductors CO.,LTD
Principal Business: Manufacture and Sales of Semiconductors

SANYO Sales & Marketing Corporation
Principal Business:Sales,Export,and Import of Electrical Equipment

SANYO Commercial Sales Co.,Ltd
Principal Business:Sales and Installation of Refrigerators/Freezers and Kitchen Appliances

SANYO Semicon Device Co.,Ltd
Principal Business: Sales of Semiconductors

SANYO NORTH AMERICA CORPORATION
Principal Business:Sales of Electrical Equipment and Local General Businesses

SANYO MANUFACTURING CORPORATION
Principal Business: Manufacture and Sales of Color TVs and Others Products

SANYO ENERGY (U.S.A.)CORPORATION
Principal Business: Manufacture and Sales of Batteries

SANYO ASIA PTE LTD
Principal Business: Local General Business

SANYO PT(M) SDN.BHD.
Principal Business: Manufacture and Sales of Telephones

SANYO ELECTRIC (HONG KONG) LIMITED
Principal Business:Sales of Electrical Equipment

SANYO SEMICONDUCTOR (H.K.)CO.,LTD
Principal Business: Sales of Semiconductors

(The Company has a total of 142 consolidated subsidiaries-61 in Japan and 81 overseas.)

PRINCIPAL OVERSEAS SUBSIDIARIES AND AFFILIATES

(As of April 2005)

★Manufacturing Companies
●Sales Companies
■Other Companies

Home Electronics Group

★ SANYO MANUFACTURING CORPORATION, Forrest City, Arkansas, U.S.A.
★ SANYO E & E CORPORATION, San Diego, California, U.S.A.
★ SANYO INDUSTRIES (U.K.) LIMITED, Loestoft, United Kingdom
★ SANYO ESPANA, S.A., Barcelona, Spain
★ SANYO ARGO CLIMA S.r.L., Gallarate, Italy
★ SANYO ELECTRIC HOME APPLIANCES (SUZHOU) CO., LTD., Suzhou, China
★ SUZHOU SANYO ELECTRO-MECHANICAL CO., LTD., Suzhou, China
★ SHENYANG SANYO AIRCONDITIONER CO., LTD., Shenyang, China
★ DALIAN SANYO HOME APPLIANCE CO., LTD., Dalian, China
★ GUANGDONG SANYO AIR CONDITIONER CO., LTD., Foshan, China
★ Dongguan Huaqiang SANYO Electronics Co., Ltd., Dongguang, China
★ HEFEI RONGSHIDA SANYO ELECTRIC CO., LTD., Hefei, China
★ SANYO ELECTRIC (TAIWAN) CO., LTD., Taiwan
★ SANYO UNIVERSAL ELECTRIC PUBLIC CO., LTD., Bankok, Thailand
★ P.T. SANYO ELECTRONICS INDONESIA, Bekasi, Indonesia
★ P.T. SANYO INDONESIA, Bekasi, Indonesia
★ P.T. SANYO COMPRESSOR INDONESIA, Bekasi, Indonesia
★ SANYO HA ASEAN CORPORATION, Bien Hoa, Vietnam
● SANYO (PHILIPPINES), INC., Metro Manila, Philippines
● SANYO AIRCONDITIONERS MANUFACTURING SINGAPORE PTE. LTD.,Singapore
● SANYO SALES AND SERVICE SDN. BHD.,Petaling Jaya, Malaysia
● SANYO MALAYSIA SDN. BHD., Singapore
● SANYO AIRCONDITIONERS (SINGAPORE) PTE. LTD., Singapore
● P.T. Sanyo Sales Indonesia, Jakarta, Indonesia
● SANYO (THAILAND) CO., LTD., Bangkok, Thailand
■ GUANGDONG HUAQIANG SANYO GROUP CO., LTD., Dongguang, China
■ SANYO DIGITAL DESIGN (SHENZHEN) LIMITED, Shenzen, China
■ SHENZHEN HUAQIANG SANYO TECHNOLOGY DESIGN CO., LTD., Shenzen, China
■ SANYO MANUFACTURING S.A. de C.V., Tijuana, Mexico
■ SANYO E&E S.A.DE C.V., Tijuana, Mexico

Personal Electronics Group

★ KOREA T T CO., LTD., Masan, Korea
★ TESONIC-TOTTORI SANYO ELECTRIC CO., LTD., Guangzhou, China
★ TIANJIN SANYO TELECOMMUNICATION EQUIPMENT CO., LTD, Tianjin, China
★ SANYO PT(M) SDN. BHD., Johor, Thailand
★ SANYO DI Solutions VIETNAM Corporation, Don Nai Province, Vietnam
★ BPL SANYO LIMITED, Bangalore, India

Component & Device Group

★ SANYO ELECTRONIC DEVICE(U.S.A.) CORPORATION, San Diego, California, U.S.A.
★ KOREA TOKYO SILICON CO., LTD., Musan, Korea
★ KOREA TOKYO ELECTRONIC CO., LTD., Musan, Korea
★ SANYO SEMICONDUCTOR (SHEKOU) LTD., Shenzen, China
★ DONGGUAN HUAQIANG SANYO MOTOR CO., LTD., Dongguan, China
★ SHENZHEN SANYO HUAQIANG OPTICAL TECHNOLOGY CO., LTD., Shenzen, China
★ SANYO ELECTRIC (SHEKOU) LTD., Shenzen, China
★ SUZHOU SANYO SEMICONDUCTOR CO.,LTD., Suzhou, China
★ TOTTORI SANYO ELECTRIC (SHENZHEN) CO., LTD., Shenzen, China
★ SANYO Electronic Components (Suzhou) Co.,Ltd., Suzhou, China
★ SANYO OPTICAL COMPONENT (HUIZHOU) CO., LTD., Huizhou, China
★ SANYO Motor Parts(Shenzhen) Co.,Ltd., Shenzen, China
★ SANYO SEMICONDUCTOR ELECTRONICS (H.K.) CO., LTD., Hong Kong
★ SANYO ELECTRONIC COMPONENTS (HK) Ltd., Hong Kong
★ SANYO OPTRONICS (HONG KONG) COMPANY LIMITED, Hong Kong
★ TOTTORI SANYO ELECTRIC (HONG KONG) LIMITED, Hong Kong
★ SANYO ELECTRONIC (TAICHUNG) CO., LTD., Taiwan
★ SANYO SEMICONDUCTOR MANUFACTURING PHILIPPINES CORPORATION, Tarlac, Philippines
★ SANYO CAPACITOR (PHILIPPINES) CORPORATION, Tarlac, Philippines
★ TOTTORI SANYO ELECTRIC (PHILIPPINES) CORPORATION, Cavite, Philippines

★ SANYO SEMICONDUCTOR (THAILAND) CO., LTD., Utai, Thailand
★ SANYO PRECISION SINGAPORE PTE. LTD, Singapore
★ P.T. SANYO JAYA COMPONENTS INDONESIA, Bogor, West Java, Indonesia
★ P.T. SANYO PRECISION BATAM, Batam Island, Indonesia
● SANYO SEMICONDUCTOR CORPORATION, Allendale, New Jersey, U.S.A.
● SANYO SEMICONDUCTOR DISTRIBUTION (USA) CORPORATION, Norwood, New Jersey, U.S.A.
● SANYO SEMICONDUCTOR TAIPEI CO., LTD., Taiwan
● SANYO SEMICONDUCTOR (H.K.) CO., LTD., Hong Kong
● SANYO SEMICONDUCTOR (S) PTE., LTD., Singapore
● SANYO ELECTRONIC COMPONENTS (SINGAPORE) PRIVATE LIMITED, Singapore
■ SANYO Video Components S.A. de C.V.. Tijuana, Mexico
■ SANYO LSI TECHNOLOGY INDIA PRIVATE LIMITED, Bangalore, India

Power Solutions Group

★ SANYO ENERGY (U.S.A.) CORPORATION, San Diego, California, U.S.A.
★ SANYO COMPONENT EUROPE CORPORATE GmbH, Munchen, Germany
★ Dioss Nyrany a.s., Czech Republic
★ SANYO Automedia Sdn. Bhd., Penang, Malaysia
★ SANYO ELECTRIC (PENANG) SDN. BHD., Penang, Malaysia
★ SHENZHEN SANYO HUAQIANG ENERGY CO., LTD., Shenzen, China
★ SANYO ENERGY(SUZHOU)Co.,Ltd., Suzhou, China
★ SANYO ENERGY(BEIJING)Co.,Ltd., Beijing, China
★ SANYO GS BATTERY (SHANGHAI) Ltd., Shanghai, China
★ SANYO ENERGY (HONG KONG) COMPANY LIMITED, Hong Kong
★ PT. SANYO Energy Batam, Batam Island, Indonesia
★ SANYO ENERGY (TAIWAN) CO., LTD., Taiwan
● SANYO ENERGY (UK) COMPANY LIMITED, Hemel Hempstead, United Kingdom
● SANYO ENERGY (SINGAPORE) CORPORATION PTE. LTD., Singapore
● TOTTORI SANYO PROCUREMENT CENTER SDN. BHD., Penang, Malaysia
■ SANYO AUTOMOTIVE U.S.A.,INC, Detroit, Michigan, U.S.A.

Commercial Solutions Group

★ SANYO SOLAR (USA) L.L.C., Carson, California, U.S.A.
★ MABE SANYO COMPRESSORS S.A. DE C.V., Sanluis Potosi, Mexico
★ Dalian Sanyo Cold-Chain Co., Ltd., Dalian, China
★ Dalian Sanyo Refrigeration Co., Ltd., Dalian, China
★ DALIAN SANYO AIR CONDITIONER CO., LTD., Dalian, China
★ Dalian Bingshan Metal Processing Co., Ltd., Dalian, China
★ Dalian Honjo Chemical Corporation, Dalian, China
★ DALIAN SANYO COMPRESSOR CO., LTD., Dalian, China
★ Qingdao SANYO Electric Co., Ltd., Qingdao, China
★ CHINA RESOURCES(SHEN YANG)SANYO COMPRESSOR CO.,LTD., Shenyang, China
★ P.T. JAYA INDAH CASTING, Bekasi, Indonesia
● SANYO COMMERCIAL REFRIGERATION INTERNATIONAL CO., LIMITED, Hong Kong
● SANYO SMI (THAILAND) CO., LTD., Bangkok, Thailand
■ Bonded Area Dalian Sanyo Cooling&Heating Technology Co.,Ltd., Dalian, China
■ BEIJING SANYO CLEANING CO., LTD., Beijing, China
■ DALIAN BINGSHAN SANYO CLEANING CO., LTD., Dalian, China

Sales & Marketing Group

★ NEWSAN S.A., Buenos Aires, Argentina
★ SANYO DA AMAZONIA S.A., Manaus, Brazil
● SANYO BIOMEDICAL EUROPE B.V., Netherlands
● SANYO CANADA INC., Concord, Ontario, Canada
● SANYO BURO-ELECTRONIC EUROPA-VERTRIEB GMBH, Munchen, Germany
● SANYO SPEECHTEK LIMITED, Watford, United Kingdom
● SANYO AIRCONDITIONERS EUROPE S.r.L, Milano, Italy
● Sanyo Sales & Marketing (Korea) Corporation, Seoul, Korea
● SANYO ELECTRIC INTERNATIONAL TRADING CO., LTD., Shanghai, China
● SANYO SALES & MARKETING (SHENZHEN) CORPORATION, Shenzhen, China
● SANYO OCEANIA PTY. LTD., Sydney, N.S.W., Australia
● SANYO PORTUGAL ELECTRONICA S.A., Rio de Mouro, Portugal
● SANYO ARMCO (KENYA) LIMITED, Nairobi, Kenya
● SANYO SOUTH AFRICA (PTY) LTD, Sandton, South Africa
● SANYO GULF FZE, Dubai, United Arab Emirates
■ SANYO ELECTRIC SERVICE(EUROPE)AG, Basel, Switzerland
■ SANYO TECHNICAL SERVICE (H.K.) LIMITED, Hong Kong

Business Planning & Management Group

★ SANYO HUNGARY KFT., Ipari Park, Hungary
● SANYO FISHER Sales (Europe) GMBH, Munchen, Germany
■ SANYO NORTH AMERICA CORPORATION, San Diego, California, U.S.A.
■ SANYO LOGISTICS CORPORATION, Torrance, California, U.S.A.
■ SANYO CUSTOMS BROKERAGE, INC. San Diego, California, U.S.A.
■ SANYO CUSTOMS BROKERAGE S.A. de C.V., Tijuana, Mexico
■ SANYO Europe Ltd., Watford, United Kingdom
■ SANYO ELECTRIC (CHINA) CO., LTD., Beijing, China
■ SANYO ELECTRIC INTERNATIONAL LOGISTICS (SHENZHEN) CO. LTD., Shenzen, China
■ SANYO ELECTRIC (HONG KONG) LIMITED, Hong Kong
■ SANYO ASIA PTE LTD, Singapore

SANYO Electric Co., Ltd. Head Office

SANYO Electric Co.,Ltd. Head Office

■ SANYO ELECTRIC FINANCE(USA) CORPORATION, New York, New York, U.S.A.
■ SANYO ELECTRIC INTERNATIONAL FINANCE(UK) PLC, Watford, United Kingdom
■ BPL SANYO FINANCE LIMITED, Bangalore, India
■ SANYO Global Insurance, Inc., Honolulu, Hawaii, U.S.A.

HEAD OFFICE
5-5, Keihan-Hondori 2-chome, Moriguchi City, Osaka 570-8677, Japan
Telephone: +81-6-6991-1181
Facsimile: +81-6-6992-0009
URL:http://www.sanyo.co.jp/

U.S. CONTACT ADDRESS
SANYO NORTH AMERICA CORPORATION
(Head Office)
2055 Sanyo Avenue, San Diego, CA92154, U.S.A.
Telephone: +1-619-661-1134
Facsimile: +1-619-661-6795

FOUNDATION
Founded: February 1947 Incorporated: April 1950

COMMON STOCK (As of March 31, 2005)
Authorized: 4,921,196,000 shares
Issued: 1,872,338,099 shares

CAPITAL (As of March 31, 2005)
¥172,242,294,083

NUMBER OF STOCKHOLDERS (As of March 31, 2005)
257,255

STOCK LISTINGS
Japan: Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Overseas: Amsterdam, Frankfurt, Switzerland, Paris
American Depositary Shares for common stock are quoted in the NASDAQ System in the United States.

STOCK TRANSFER AGENT
The Sumitomo Trust & Banking Co., Ltd., 5-33, Kitahama 4-chome, Chuo-ku, Osaka 540-8639, Japan

COMMON STOCK PRICE RANGE
The highs and lows of Sanyo common stock on the Tokyo Stock Exchange for each quarter of 2005, 2004 and 2003 are as follows
(SANYO Electric Co.,Ltd for the years ended March 31, 2005, 2004, and 2003)

	2005		2004		2003	
	High	**Low**	High	Low	High	Low
First quarter	**¥545**	**¥411**	¥426	¥326	¥633	¥488
Second quarter	**455**	**355**	531	413	568	406
Third quarter	**378**	**330**	562	448	417	264
Fourth quarter	**370**	**331**	614	483	371	305

CASH DIVIDENDS
Interim and year-end cash dividends per share paid to stockholders for 2005, 2004 and 2003 are as follows
(SANYO Electric Co.,Ltd for the years ended March 31, 2005, 2004, and 2003)

2005-II	**2005-I**	2004-II	2004-I	2003-II	2003-I
—	**¥3.00**	¥3.00	¥3.00	¥3.00	¥3.00

SANYO Electric Co., Ltd.

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